SECURITIES AND EXCHANGE COMMISSION

                                WASHINGTON, D.C.

                                    FORM S-1

                      POST-EFFECTIVE AMENDMENT NUMBER 28 TO

                      REGISTRATION STATEMENT NUMBER 333-46683

                  American Express Market Strategy Certificate

                                      UNDER

                           THE SECURITIES ACT OF 1933

                      AMERICAN EXPRESS CERTIFICATE COMPANY
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               (Exact name of registrant as specified in charter)

                                    DELAWARE
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         (State or other jurisdiction of incorporation or organization)

                                      6725
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            (Primary Standard Industrial Classification Code Number)

                                   41-6009975
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                      (I.R.S. Employer Identification No.)

         200 AXP Financial Center, Minneapolis, MN 55474, (612) 671-3131
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   (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                 Eileen J. Newhouse - 50605 AXP Financial Center,
                     Minneapolis, MN 55474, (612) 671-2772
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            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

               CONTENTS OF THIS POST-EFFECTIVE AMENDMENT NO. 28 TO
                       REGISTRATION STATEMENT NO. 333-46683

Cover Page

Prospectus

Part II Information

Signatures

Exhibits

                                                                American Express
                                                                 Market Strategy
                                                                     Certificate


                                                          PROSPECTUS MAY 1, 2002


                Potential for stock market growth with safety of principal.

American Express Certificate Company (AECC), formerly IDS Certificate Company, issues American Express Market Strategy Certificates. You may:

o  Purchase this certificate in any amount from $1,000 through $1 million.
o Allocate your money to a fixed-interest subaccount. You must make periodic investments from this subaccount to participation terms.

o Participate through participation terms in any increase of the stock market based on the S&P 500 Index while protecting your principal, up to a maximum return between 6% and 7%, for a 52-week term (see page 2p).

o Decide whether AECC will guarantee part of your return from participation terms or whether to link all of it to the market.
o  Keep your certificate for up to 20 years from its issue date.

Purchasers of these certificates or other similar certificates through some distribution channels may be eligible for special rates. See "Initial Interest and Participation Rates" on page 2p.

Like all investment companies, the Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

This certificate is backed solely by the assets of AECC. To the extent you link your interest to the S&P 500 Index, you might earn no interest. See "Risk Factors" on page 2p.

AECC is not a bank or financial institution, and the securities it offers are not deposits or obligations of, or backed or guaranteed or endorsed by, any bank or financial institution, nor are they insured by the Federal Deposit Insurance Corporation (FDIC), the Federal Reserve Board or any other agency.

The distributor is not required to sell any specific amount of certificates.

Issuer:       American Express Certificate Company
              70100 AXP Financial Center
              Minneapolis, MN 55474
              (800) 862-7919 (toll free)

Distributor:  American Express Financial Advisors Inc.
              American Express companies

Initial Interest and Participation Rates

AECC guarantees return of your principal. The interest on your certificate may be fixed or may be linked to stock market performance as measured by the Standard & Poor's 500 Composite Stock Index (S&P 500 Index). See "About the Certificate" for more explanation.

Here are the interest rates and market participation percentages in effect May 1, 2002:

Fixed interest:


Currently 2.33%


Participation terms:

Maximum return          Market participation percentage        Minimum interest

   6%                              100% (full)                        None
   6%                               25% (partial)                     1%

These rates may or may not have changed when you apply to purchase your certificate. If you choose fixed interest, AECC guarantees that, when the rate for new purchases takes effect, the rate will be within a specified range of the average rate for 12-month certificates of deposit as published in the most recent BANKRATE MONITOR(R) (BRM), Top 25 Market Average(R). BANKRATE MONITOR and Top 25 Market Average(R) are marks owned by BANKRATE.COM(SM), a publication of Bankrate, Inc., N. Palm Beach, FL 33408. See "About the Certificate" for more explanation. For your first term, your maximum return will be between 6% and 7%. Rates for future terms are set at the discretion of AECC and may differ from the rates shown here.


AECC may offer different maximum returns, market participation percentages and minimum interest rates for these certificates or other similar face-amount certificates for different distribution channels or in other circumstances. For more information call (800) 862-7919 and see "Promotions and Pricing Flexibility" under "About the Certificates." Face-amount certificates from AECC and certificates of deposit (CDs) from American Express Centurion Bank, an affiliate of AECC, may be available with different rates, including high rate CDs through Membership B@nking(SM).

RISK FACTORS
You should consider the following when investing in this certificate:

To the extent you link your interest to the S&P 500 Index, you might earn no interest. If you choose to link all of your return on this certificate to the S&P 500 Index, you earn interest only if the value of the S&P 500 Index is higher on the last day of your term than it was on the first day of your term. See "Interest" under "About the Certificate."

This certificate is backed solely by the assets of AECC. Most of our assets are debt securities and are subject to the following risks:

Interest rate risk: The price of debt securities generally falls as interest rates increase, and rises as interest rates decrease. In general, the longer the maturity of a bond, the greater its loss of value as interest rates increase, and the greater its gain in value as interest rates decrease. See "How Your Money Is Used and Protected."

Credit risk: This is the risk that the issuer of a security, or the counterparty to a contract, will default or otherwise become unable to honor a financial obligation (such as payments due on a bond or note). Credit ratings of the issuers of securities in our portfolio vary. See "How Your Money Is Used and Protected."

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2p   AMERICAN EXPRESS MARKET STRATEGY CERTIFICATE -- PROSPECTUS

Table of Contents


Initial Interest and Participation Rates                             2p
Risk Factors                                                         2p


About the Certificate
Read and Keep This Prospectus                                        4p
Investment Amounts                                                   4p
Face Amount and Principal                                            5p
Participation Term                                                   5p
Value at Maturity                                                    5p
Receiving Cash Before the End of Term                                5p
Interest                                                             5p
Promotions and Pricing Flexibility                                  11p
Historical Data on the S&P 500 Index                                11p
Calculation of Return                                               14p
About the S&P 500 Index                                             16p
Opportunities at the  End of a Participation Term                   17p

How to Invest and Withdraw Funds                                    18p
Buying Your Certificate                                             18p
Two Ways to Make Investments                                        19p
Full and Partial Withdrawals                                        20p
Transfers to Other Accounts                                         21p

Two Ways to Request a  Withdrawal or Transfer                       22p

Three Ways to Receive Payment  When You Withdraw Funds              22p
Retirement Plans: Special Policies                                  23p

Transfer of Ownership                                               24p
For More Information                                                24p


Taxes on Your Earnings                                              24p

Retirement Accounts                                                 25p
Gifts to Minors                                                     25p
Your TIN and Backup Withholding                                     26p

Foreign Investors                                                   26p

How Your Money Is Used and Protected                                28p
Invested and Guaranteed by AECC                                     28p
Regulated by Government                                             29p
Backed by Our Investments                                           30p
Investment Policies                                                 30p

How Your Money Is Managed                                           32p
Relationship Between AECC and
   American Express Financial Corporation                           32p
Capital Structure and  Certificates Issued                          33p
Investment Management and Services                                  33p
Distribution                                                        35p
Transfer Agent                                                      35p
Employment of Other American Express Affiliates                     35p
Directors and Officers                                              36p
Independent Auditors                                                39p
American Express Certificates                                       39p

Appendix                                                            40p

Annual Financial Information                                        41p
Summary of Selected Financial Information                           41p
Management's Discussion and
   Analysis of Financial Condition and
   Results of Operations                                            42p

American Express Certificate Company
   Responsibility for Preparation of
   Financial Statements                                             47p

Report of Independent Auditors                                      48p

Financial Statements                                                49p

Notes to Financial Statements                                       55p


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3p   AMERICAN EXPRESS MARKET STRATEGY CERTIFICATE -- PROSPECTUS

About the Certificate

READ AND KEEP THIS PROSPECTUS
This prospectus describes terms and conditions of your American Express Market Strategy Certificate. It contains facts that can help you decide if the certificate is the right investment for you. Read the prospectus before you invest and keep it for future reference. No one has the authority to change the terms and conditions of the American Express Market Strategy Certificate as described in the prospectus, or to bind AECC by any statement not in it.

INVESTMENT AMOUNTS
You may purchase the American Express Market Strategy Certificate in any amount from $1,000 through $1 million (unless you receive prior approval from AECC to invest more) payable in U.S. currency. You may also make additional lump-sum investments in any amount in the fixed-interest portion of your investment at any time, as long as your total amount paid in is not more than the $1 million (unless you receive prior approval from AECC to invest more).

Your certificate is recorded as a certificate account on our books. Within this account, you may allocate your investment among a subaccount that earns fixed interest and other subaccounts that earn interest linked to the S&P 500 Index during a participation term. Your investment always is placed initially in the fixed-interest subaccount. Consequently, your investment initially earns fixed interest. The minimum time that money must remain in the fixed-interest subaccount before being moved to a participation term is one day. This could happen if we accept your application and receive your investment on a Tuesday and your instructions say to start your first participation term as soon as possible.

After determining the initial amount you wish to invest, you must set up periodic investments from the fixed-interest subaccount to participation terms. When you make your investment, you must give instructions to move money from the fixed-interest subaccount to participation terms monthly, quarterly, or semiannually. If your total investment is $1,000, however, you will have only one participation term. You may subsequently change your initial instructions. Thus, you could choose to change your instructions to keep your investment in the fixed-interest subaccount and never start a participation term. Each participation term is 52 weeks and each has its own grace period. The amount invested in each participation term must be at least $1,000. If your certificate is nearing its 20-year maturity, you will not be able to select a participation term that would carry the certificate past its 20-year maturity date. Each account can have a maximum of 12 participation terms at one time. You will be sent a confirmation at the time you purchase your certificate confirming your instructions at the time you submitted your application.

This certificate provides the ability to make a single payment that can be invested in individually staggered stock market participation terms in one certificate that lets you select participation terms like those you might select when staggering several American Express Stock Market Certificates. American Express Stock Market Certificate is another certificate that offers interest linked to the S&P 500 Index, but permits only one participation term at a time. "Staggering" is the strategy of purchasing several smaller certificates over a period of a year instead of one larger certificate, as a method of increasing liquidity and reducing the possibility of unfavorable market timing.

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4p   AMERICAN EXPRESS MARKET STRATEGY CERTIFICATE -- PROSPECTUS

The certificate may be used as an investment for your Individual Retirement Account (IRA). If so used, the amount of your contribution (investment) will be subject to limitations in applicable federal law.

FACE AMOUNT AND PRINCIPAL
The face amount of your certificate is the amount of your initial investment. Your principal consists of the amount you actually have invested in your certificate plus interest credited to your account and compounded less withdrawals, penalties and any compounded interest paid to you in cash. AECC guarantees your principal.

PARTICIPATION TERM
Each participation term in your certificate is a 52-week period that begins on a Wednesday and ends the Tuesday before the one-year anniversary. Subsequent terms are 52-week periods that begin on the Wednesday following the 14-day grace period at the end of the prior 52-week term, unless you start a new term during the grace period as described in "New term" on page 17p. Each account can have a maximum of 12 terms at one time. The principal of your certificate that is not invested in participation terms will earn fixed interest. See "Fixed interest" under "Interest."

VALUE AT MATURITY
Your certificate matures after 20 years. Then you will receive a distribution for its value. At maturity, the value of your certificate will be the total of your actual investments, plus credited interest not paid to you in cash, less any withdrawals and withdrawal penalties. Certain other fees may apply.

RECEIVING CASH BEFORE THE END OF TERM
If you need your money before your certificate term ends, you may withdraw part or all of its value at any time, less any penalties that apply. Procedures for withdrawing money, as well as conditions under which penalties apply, are described in "How to Invest and Withdraw Funds."

INTEREST
Participation interest: Before the start of a participation term, you choose from two types of interest: 1) full participation, or 2) partial participation together with minimum interest. Interest earned under both of these options has an upper limit which is the maximum annual return explained below. Your selection is established at the time of purchase but can be changed at any time for participation terms that have not yet started. You may change your participation interest selection at any time prior to any term start date or during a 14-day grace period. The change will be in effect for any future term unless we again receive instructions from you changing your selection.

Full participation interest: With this option:

o You participate 100% in any percentage increase in the S&P 500 Index up to the maximum return. For the maximum return in effect on the date of this prospectus, see "Initial Interest and Participation Rates" on page 2p.
o You earn interest only if the value of the S&P 500 Index is higher on the last day of your term than it was on the first day of your term.
o  Your return is linked to stock market performance.

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5p    AMERICAN EXPRESS MARKET STRATEGY CERTIFICATE -- PROSPECTUS

The S&P 500 Index is frequently used to measure the relative performance of the stock market. For a more detailed discussion of the S&P 500 Index, see "About the S&P 500 Index."

Partial participation and minimum interest: This option allows you to participate in a certain part (market participation rate) of any increase in the S&P 500 Index together with a rate of interest guaranteed by AECC in advance for each term (minimum interest). Your return consists of two parts:

o  a percentage of any increase in the S&P 500 Index, and
o  a rate of interest guaranteed by AECC in advance for each term.

Together, they cannot exceed the maximum return. For the maximum return in effect on the date of this prospectus, see "Initial Interest and Participation Rates" on page 2p.

The market participation rate and the minimum interest rate on the date of this prospectus are listed on the inside cover under "Initial Interest and Participation Rates."

Fixed interest: The fixed-interest subaccount allows you to earn interest on your principal that is not invested in participation terms, including your entire investment before the start of your first participation term, and amounts in the 14-day grace period in between participation term end dates and start dates. Your fixed interest accrues daily and is credited and compounded monthly. Your fixed interest rates are reset quarterly, based on the original date of your certificate.

Amounts in the fixed-interest subaccount, including compounded fixed interest, can be withdrawn at any time without a withdrawal penalty. If these amounts are not withdrawn, they will become part of a participation term according to the instructions you've established with the company, unless you change your instructions, which can be changed at any time. Values in participation terms can not be withdrawn without withdrawal penalties.

AECC has complete discretion to determine whether to accept an application and sell a certificate. When your application is accepted and we have received your initial investment, we will send you a confirmation of your purchase showing the initial rate that your investment will earn as well as confirmation of your instructions for moving your money to your participation terms. Instructions for moving your money are given at the time you purchase your certificate. You choose the day of the month for the movement of your money, as well as the amount, starting month, and full or partial participation. Your term resulting from those instructions will begin on the Wednesday following that date. If that date is a Wednesday, the term will begin on the following Wednesday.


AECC guarantees that when fixed-interest rates for new purchases take effect, the rates will be within a range based on the average interest rates then published in the BRM Top 25 Market Average(R) (The BMR Average). In the case of fixed interest, AECC guarantees that your rate for your initial term will be 50 basis points (.50%) below to 50 basis points (.50%) above the average interest rate published for 12-month certificates of deposit in the BRM Top 25 Market Average(R). If the BRM Top 25 Market Average(R) is no longer publicly available or feasible to use, AECC may use another, similar index as a guide for setting rates.


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6p   AMERICAN EXPRESS MARKET STRATEGY CERTIFICATE -- PROSPECTUS

The BRM is a weekly magazine published by Advertising News Service Inc., an independent national news organization that collects and disseminates information about bank products and interest rates. Advertising News Service has no connection with AECC, AEFC or any of their affiliates.

The BRM Top 25 Market Average(R) is an index of rates and annual effective yields offered on various length certificates of deposit by large banks and thrifts in 25 metropolitan areas. The frequency of compounding varies among the banks and thrifts. Certificates of deposit in the BRM Top 25 Market Average(R) are government insured fixed-rate time deposits.

The BRM may be available in your local library. To obtain information or current BRM Top 25 Market Average(R) rates, call the Client Service Organization at the telephone numbers listed on the back cover.

Rates for new purchases are reviewed and may change weekly. Normally, the initial fixed-interest rate you receive will be the higher of:

o  the fixed-interest rate in effect on the date of your application, or

o the fixed-interest rate in effect on the date your completed application is accepted by AECC.


However, if your application bears a date more than seven days before its receipt by AECC, the initial fixed-interest rate you receive will be the higher of:


o the fixed-interest rate in effect on the date your completed application is accepted by AECC, or

o  the fixed-interest rate in effect seven days before receipt.

Maximum annual return: This is the cap, or upper limit, of your return on the amount invested in each participation term, regardless of whether you choose full or partial participation. Your total return, including both participation interest and minimum interest for a term for which you have chosen partial participation will be limited to this maximum return percentage. For the maximum return in effect on the date of this prospectus, see "Initial Interest and Participation Rates" on page 2p.

Determining the S&P 500 Index value: The stock market generally closes at 3 p.m. Central time. The S&P 500 Index value generally is available at approximately 4:30 p.m Central time. This is the value we currently use to determine participation interest. Occasionally, Standard & Poor's (S&P) makes minor adjustments to the closing value after 4:30 p.m., and the value we use may not be exactly the one that is published the next business day.

In the future, we may use a later time cut-off if it becomes feasible to do so. If the stock market is not open or the S&P 500 Index is unavailable as of the last day of your term, the preceding business day for which a value is available will be used instead. Each Tuesday's closing value of the S&P 500 Index is used for establishing the term start and the term end values each week.

Earning interest: AECC calculates, credits and compounds participation interest at the end of your participation term. Minimum interest accrues daily and is credited and compounded at the end of your participation term. Fixed interest accrues daily and is credited and compounded monthly, except that, if amounts move from fixed interest to a participation term and the resulting balance in the fixed-interest subaccount is zero, then fixed interest credited on the principal moved will be compounded on the day the participation term begins. Both minimum and fixed interest are calculated on a 30-day month and 360-day year basis.

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7p    AMERICAN EXPRESS MARKET STRATEGY CERTIFICATE -- PROSPECTUS

Moving between fixed and participation interest: You can move all or part of your investment from the fixed-interest subaccount to a participation term. The move from the fixed-interest subaccount to a participation term happens according to your standing instructions unless you notify us separately. If you make the change from fixed interest to participation interest either through a scheduled or an unscheduled move, your participation term will begin on the Wednesday following the move instructions. For further explanation of how we apply your instructions, see "Fixed interest" above.

You may not move from participation interest to fixed interest during a participation term without incurring a surrender charge. At the end of a participation term, you can elect to leave the money in the fixed-interest subaccount.

Rates for future periods: After your certificate purchase date, the maximum return, and the market participation percentage and minimum interest rate for participation terms, may be greater or less than those shown on the front of or elsewhere in this prospectus or its wrapper. Fixed interest may be greater or lesser than that shown. We review rates weekly and have complete discretion to decide what interest rate will be declared.

If you plan to continue with a new participation term, to find out what your certificate's new maximum return, market participation percentage and minimum interest rate, if applicable, will be for your next term, please consult your American Express financial advisor, or the Client Service Organization at the telephone numbers listed on the back cover.

Your fixed interest rates are declared quarterly. You will be given notice of the changes in interest rates in your periodic statements or you may call the Client Service Organization at the numbers listed on the back cover to find out your current rate.

The following example shows how the Market Strategy Certificate works assuming an initial investment of $12,000 and moving $1,000 per month into a participation term. The example is based on assumptions that the fixed-interest subaccount pays an interest rate of 5.00% while the yield earned for each participation term is the maximum of 10.00%. There is no assurance that any of these returns will be achieved.

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8p   AMERICAN EXPRESS MARKET STRATEGY CERTIFICATE -- PROSPECTUS

Full participation in the stock market
Initial investment                                                $12,000.00
Maximum return                                                        10.00%
Minimum return                                                         0.00%
Fixed interest rate                                                    5.00%

                                                                                   Market
                                                                     Fixed      participation
                                         1st term       Renewal    interest       interest
                              Fixed      staggered     staggered    earned         earned           Market
                            interest    investment    investment   in prior     for the term     participation    Total
Date                         balance      amount        amount       month       just ended         balance      balance
Beginning of Month 1       $11,000.00    $1,000.00                    0.00                      $ 1,000.00     $12,000.00
Beginning of Month 2        10,045.83     1,000.00                   45.83                        2,000.00      12,045.83
Beginning of Month 3         9,087.69     1,000.00                   41.86                        3,000.00      12,087.69
Beginning of Month 4         8,125.56     1,000.00                   37.87                        4,000.00      12,125.56
Beginning of Month 5         7,159.42     1,000.00                   33.86                        5,000.00      12,159.42
Beginning of Month 6         6,189.25     1,000.00                   29.83                        6,000.00      12,189.25
Beginning of Month 7         5,215.04     1,000.00                   25.79                        7,000.00      12,215.04
Beginning of Month 8         4,236.77     1,000.00                   21.73                        8,000.00      12,236.77
Beginning of Month 9         3,254.42     1,000.00                   17.65                        9,000.00      12,254.42
Beginning of Month 10        2,267.98     1,000.00                   13.56                       10,000.00      12,267.98
Beginning of Month 11        1,277.43     1,000.00                    9.45                       11,000.00      12,277.43
Beginning of Month 12          282.75     1,000.00                    5.32                       12,000.00      12,282.75
Beginning of Month 13          283.93                                 1.18           100.00      12,000.00      12,283.93
Middle of Month 13             283.93                 1,100.00                                   12,100.00*     12,373.93

Beginning of Month 14          287.40                                 3.47           100.00      12,100.00      12,387.40

Middle of Month 14             287.40                 1,100.00                                   12,200.00**    12,487.40

   * The market participation balance in the middle of month 13 is equal to $12,100. This is equal to the total invested principal balance of $12,000, plus $100 interest earned (participation return). The $100 interest earned is based on $1,000 invested at month 1 which is assumed to earn the maximum of 10%. ($12,000 + $1,000 x 10% = $12,100). During the grace period for the first participation term, $1,100 of this balance will earn interest in the fixed interest subaccount. In the middle of month 13, at the end of the grace period, this $1,100 balance begins a new participation term.
 ** The market participation balance in the middle of month 14 is equal to $12,200. This is equal to the total invested principal balance of $12,000, plus $100 interest earned on $1,000 invested at the beginning of month 1, plus $100 interest earned on $1,000 invested at the beginning of month 2 (both $1,000 investments are assumed to earn the maximum of 10% ($12,000 + $1,000 x 10%= $12,200)). During the grace period for the second participation term, $1,100 of this balance will earn interest in the fixed-interest subaccount. In the middle of month 14, at the end of the grace period, this $1,100 balance begins a new participation term.

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9p    AMERICAN EXPRESS MARKET STRATEGY CERTIFICATE -- PROSPECTUS

The following example shows how the Market Strategy Certificate works assuming an initial investment of $12,000 and moving $1,000 per month into a participation term. The example is based on assumptions that the fixed interest subaccount pays an interest rate of 5.00% while the yield earned for each participation term is the minimum of 2.50%. There is no assurance that any of these returns will be achieved when you invest. In this example, we assume that the index declined at the end of each term compared to the beginning of each term so that no market participation interest was earned.

Partial participation in the stock market
Initial investment                                                $12,000.00
Maximum return                                                        10.00%
Minimum return                                                         2.50%
Fixed interest rate                                                    5.00%

                                                                                 Guaranteed         Market
                                                                                   minimum       participation
                                                                     Fixed        interest         interest
                                         1st term       Renewal    interest        earned           earned
                              Fixed      staggered     staggered    earned         for the          for the      Market
                            interest    investment    investment   in prior         term             term     participation   Total
Date                         balance      amount        amount       month       just ended       just ended     balance     balance
Beginning of Month 1       $11,000.00    $1,000.00                    0.00                                   $ 1,000.00   $12,000.00
Beginning of Month 2        10,045.83     1,000.00                   45.83                                     2,000.00    12,045.83
Beginning of Month 3         9,087.69     1,000.00                   41.86                                     3,000.00    12,087.69
Beginning of Month 4         8,125.56     1,000.00                   37.87                                     4,000.00    12,125.56
Beginning of Month 5         7,159.42     1,000.00                   33.86                                     5,000.00    12,159.42
Beginning of Month 6         6,189.25     1,000.00                   29.83                                     6,000.00    12,189.28
Beginning of Month 7         5,215.04     1,000.00                   25.79                                     7,000.00    12,215.04
Beginning of Month 8         4,236.77     1,000.00                   21.73                                     8,000.00    12,236.77
Beginning of Month 9         3,254.42     1,000.00                   17.65                                     9,000.00    12,254.42
Beginning of Month 10        2,267.98     1,000.00                   13.56                                    10,000.00    12,267.98
Beginning of Month 11        1,277.43     1,000.00                    9.45                                    11,000.00    12,277.43
Beginning of Month 12          282.75     1,000.00                    5.32                                    12,000.00    12,282.75
Beginning of Month 13          283.93                                 1.18            25.00           0.00    12,000.00    12,283.93
Middle of Month 13             283.93                 1,025.00                                                12,025.00*   12,308.93

Beginning of Month 14          287.25                                 3.32            25.00           0.00    12,025.00    12,312.25

Middle of Month 14             287.25                 1,025.00                                                12,050.00**  12,337.25

 * The market participation balance in the middle of month 13 is equal to $12,025. This is equal to the total invested principal balance of $12,000, plus $25 interest earned (guaranteed return). The $25 interest earned is based on $1,000 invested at month 1 which is assumed to earn only the minimum of 2.50%. ($ 12,000 + $ 1,000 x 2.50% = $ 12,025). During the grace period for the first participation term, $1,025 of this balance will earn interest in the fixed-interest subaccount. In the middle of month 13, at the end of the grace period, this $1,025 balance begins a new participation term.
** The market participation balance in the middle of month 14 is equal to $12,050. This is equal to the total invested principal balance of $12,000, plus $25 interest earned on $1,000 invested at the beginning of month 1, plus $25 interest earned on $1,000 invested at the beginning of month 2 (both $1,000 investments are assumed to earn only the minimum of 2.50% ($12,000 + $ 1,000 x 2.50% + $1,000 x 2.50% = $12,050)). During the grace period for the second participation term, $1,025 of this balance will earn interest in the fixed-interest subaccount. In the middle of month 14, at the end of the grace period, this $1,025 balance begins a new participation term.

--------------------------------------------------------------------------------
10p   AMERICAN EXPRESS MARKET STRATEGY CERTIFICATE -- PROSPECTUS

This certificate may be available through other distributors or selling agents with different interest rates or related features and consequently with different returns. You may obtain information about other such distributors or selling agents by calling the Client Service Organization at the telephone numbers listed on the back cover.

PROMOTIONS AND PRICING FLEXIBILITY
AECC may sponsor or participate in promotions involving the certificate and its respective terms. For example, we may offer different rates to new clients, to existing clients, or to individuals who purchase or use other products or services offered by American Express Company or its affiliates. These promotions will generally be for a specified period of time.

We also may offer different rates based on your amount invested, geographic location and whether the certificate is purchased for an IRA or a qualified retirement account.

HISTORICAL DATA ON THE S&P 500 INDEX

The following chart illustrates the month-end closing values of the Index from Dec. 31, 1983 through Feb. 28, 2002. The values of the S&P 500 Index are reprinted with the permission of S&P.


                              S&P 500 Index Values - December 1983 to February 2002
(line chart)
1,600

                                                                                                       [X]
1,400
                                                                                                 [X]

1,200                                                                                                        [X]
                                                                                                                   [X]
                                                                                           [X]
1,000

                                                                                     [X]
800

                                                                               [X]
600                                                                      [X]
                                                             [X]   [X]
                                                       [X]
400                                              [X]

                   [X]               [X]
200                            [X]         [X]
             [X]         [X]
[X]    [X]

12/83 12/84 12/85 12/86 12/87 12/88 12/89 12/90 12/91 12/92 12/93 12/94 12/95 12/96 12/97 12/98 12/99 12/00 12/01 2/02

S&P 500 Index Average Annual Return

Beginning date Dec. 31,          Period held in years      Average annual return

1991                                     10                         10.66%
1996                                      5                          9.16%
2000                                      1                        -13.04%


--------------------------------------------------------------------------------
11p    AMERICAN EXPRESS MARKET STRATEGY CERTIFICATE -- PROSPECTUS

The next chart illustrates, on a moving 52-week basis, the price return of the S&P 500 Index measured for every 52-week period beginning with the period ended Dec. 31, 1984. The price return is the percentage return for each period using month-end closing prices of the S&P 500 Index. Dividends and other distributions on the securities comprising the S&P 500 Index are not included in calculating the price return.

                 S&P 500 Index - December 1984 to February 2002
(line chart)
 50%
                                                52-Week Moving
 40%                                            Price Return

 30%                                                                                       [X]
            [X]                     [X]         [X]                                  [X]
 20%                                                                    [X]    [X]               [X]
                  [X]
 10%                          [X]                                                                      [X]
                                                      [X]    [X]
  0% [X]                                                          [X]

-10%                    [X]
                                          [X]                                                                      [X]
-20%
                                                                                                             [X]

     12/84 12/85 12/86 12/87 12/88 12/89 12/90 12/91 12/92 12/93 12/94 12/95 12/96 12/97 12/98 12/99 12/00 12/01 2/02

Label of "Y" axis reads: 12-Month Return


Using the same dates and data on price returns described above, the next graph expands on the information in the preceding chart by illustrating the number of weeks when the 52-week price return was in the range specified below under each column. For example, the most common 52-week return during this time period was in the 10 percent range.


                 S&P 500 Index - December 1984 to February 2002
(bar chart)
30
                                        [X]
                                               [X]                   [X]
25      Distribution of
        52-Week Moving                                       [X]
        Price Returns                                 [X]                  [X]
20


15
                                [X]
            [X]
10                 [X]
     [X]
                         [X]
5

     -15    -10    -5     0      5      10     15     20     25     29.9   >=30

Label of "Y" axis reads: Occurences

--------------------------------------------------------------------------------
12p   AMERICAN EXPRESS MARKET STRATEGY CERTIFICATE -- PROSPECTUS

The last chart illustrates, on a moving weekly basis, the actual 52-week return of the Stock Market Certificate at full and partial participation compared to the price return of the S&P 500 Index.


Like American Express Stock Market Certificate, American Express Market Strategy Certificate permits you to receive all or part of your interest based on stock market performance, as measured by the S&P 500 Index, with AECC's guarantee of return of principal. In fact, the full and partial participation terms of American Express Stock Market Certificate and American Express Market Strategy Certificate are identical, assuming that the amount invested at the beginning of the term is the same in both certificates. The amounts earned in the fixed-interest account for Market Strategy Certificate will not be the same as interim interest for the Stock Market Certificate. (For Stock Market Certificate, interest earned before the initial participation term or during the grace period is called interim interest.) Although performance during participation terms will be the same for Market Strategy Certificate and Stock Market Certificate, money earned outside of participation terms will vary. If a participation term for Stock Market Certificate and for Market Strategy Certificate start on the same day with the same amount of money and the same selection of either full or partial participation, then the interest earned for the participation term in both certificates will be identical. American Express Market Strategy Certificate increases your choices by allowing you to have up to 12 participation terms plus a fixed-interest alternative simultaneously within the same certificate. The certificates also pay interest differently on amounts that are invested at only a fixed rate.


                   Actual 52-Week Return - 1/3/95 TO 2/26/02
 50%


 40%                     Market Index


 30%


 20%


 10%                                                   Stock Market Certificate
                                                             100% Participation

  0%

                        Stock Market Certificate
-10%            25% Participation + Minimum Rate

        Chart shows actual returns of the certificate at full and 25%
-20% participation with the full participation generally tracking the market indexes over the period and 25% level of participation tracking at the 25% level of return.

   1/95 6/95 12/95  12/96  5/97  11/97  5/98  11/98  4/99  10/99 4/00 10/00 3/01 9/01 2/02

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13p    AMERICAN EXPRESS MARKET STRATEGY CERTIFICATE -- PROSPECTUS

The performance information shown is the performance of American Express Stock Market Certificate and not that of American Express Market Strategy Certificate. Past performance is not indicative of future performance and there is no assurance that the performance of American Express Market Strategy Certificate will replicate that of American Express Stock Market Certificate.

The Stock Market Certificate was first available on Jan. 24, 1990. The performance reflects the returns on the 52-week anniversary date, falling on a Wednesday, of each of the weeks shown.

Your participation earnings are tied to the movement of the S&P 500 Index. They will be based on any increase in this Index as measured on the beginning and ending date of each 52-week term. Of course, if this Index is not higher on the last day of your term than it was on the first day, your principal will be secure but you will earn no participation interest.


How an index has performed in the past does not indicate how the stock market or the certificate will perform in the future. There is no assurance that certificate owners will receive interest on their accounts beyond any minimum interest or fixed interest selected. The index could decline.


CALCULATION OF RETURN
The increase or decrease in the S&P 500 Index, as well as the actual return paid to you, is calculated as follows:

Rate of return on S&P 500 Index

Term ending value of S&P 500 Index           minus
Term beginning value of S&P 500 Index   divided by
Term beginning value of S&P 500 Index       equals

Rate of return on S&P 500 Index

The actual return paid to you will depend on your interest participation selection.

For example, assume:
Term ending value of S&P 500 Index           1,375
Term beginning value of S&P 500 Index        1,300
Maximum return                                  6%
Minimum return                               1.00%
Partial participation rate                     25%

                 1,375     Term ending value of S&P 500 Index
minus            1,300     Term beginning value of S&P 500 Index
                 -----
equals              75     Difference between beginning and ending values
                    75     Difference between beginning and ending values
divided by       1,300     Term beginning value of S&P 500 Index
                 -----
equals           5.77%     Percent increase --- full participation return
                 5.77%     Percent increase or decrease
times              25%     Partial participation rate
                   --
equals           1.44%
plus             1.00%     1.00% minimum interest rate
                 ----
equals           2.44%     Partial participation return
                 ----

In both cases in the example, the return would be less than the 6% maximum.



--------------------------------------------------------------------------------
14p   AMERICAN EXPRESS MARKET STRATEGY CERTIFICATE -- PROSPECTUS

Maximum Return and Partial Participation Minimum Rate History -- The following table illustrates the maximum annual returns and partial participation minimum rates that have been in effect since the Stock Market Certificate was introduced. American Express Market Strategy Certificate was introduced on April 29, 1998.

Start of term      Maximum annual return       Partial participation minimum rate
Jan. 24, 1990             18.00%                          5.00%
Feb. 5, 1992              18.00                           4.00
May 13, 1992              15.00                           4.00
Sept. 9, 1992             12.00                           3.00
Nov. 11, 1992             10.00                           2.50
Nov. 2, 1994              10.00                           2.75
April 26, 1995            12.00                           3.50
Jan. 17, 1996             10.00                           3.25
Feb. 26, 1997             10.00                           3.00
May 7, 1997               10.00                           2.75
Oct. 8, 1997              10.00                           2.50
Dec. 16 1998               9.00                           2.50
Feb. 2, 2000              10.00                           2.50
June 14, 2000             11.00                           2.75
Aug. 16, 2000             10.00                           2.75

Jan. 31, 2001              9.00                           2.50
Sept. 11, 2001             8.00                           2.50
Nov. 6, 2001               8.00                           2.00
Nov. 27, 2001              6.00                           1.00


Examples
To help you understand the way a participation term of this certificate works, here are some hypothetical examples. The following are three different examples of market scenarios and how they affect the certificate's return. Assume for all examples that:

o  you purchased the certificate with a $10,000 original investment,
o  the partial participation rate is 25%,

o  the minimum interest rate for partial participation is 1.00%,
o  the maximum total return for full and partial participation is 6%.

1. If the S&P 500 Index value rises

   Week 1/Wed                                                       Week 52/Tues
     S&P 500                                                           S&P 500
   Index 1,000           5% increase in the S&P 500 Index            Index 1,050

Full participation interest                Partial participation interest and minimum interest
      $10,000  Original investment           $10,000         Original investment
     +    500  5% x $10,000                 +    100  1.00% (Minimum interest rate) x $10,000
               Participation interest       +    125  25% x 5% x $10,000 Participation interest
      -------                               --------
      $10,500  Ending balance                $10,225  Ending balance
               (5% Total return)                      (2.25% Total return)

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15p    AMERICAN EXPRESS MARKET STRATEGY CERTIFICATE -- PROSPECTUS

2. If the Market and the S&P 500 Index value fall

   Week 1/Wed                                                       Week 52/Tues
     S&P 500                                                           S&P 500
   Index 1,000           4% decrease in the S&P 500 Index             Index 961


Full participation interest             Partial participation interest and minimum interest
    $10,000  Original investment         $10,000  Original investment
   +      0  Participation interest     +    100  1.00% (Minimum interest rate) x $10,000
    $10,000  Ending balance             +      0  Participation interest
    -------                             --------
             (0% Total return)           $10,100  Ending balance
                                                  (1.00% Total return)


3. If the Market and the S&P 500 Index value rise above the maximum return


   Week 1/Wed                                                       Week 52/Tues
     S&P 500                                                           S&P 500
   Index 1,000           10% increase in the S&P 500 Index           Index 1,100

Full participation interest             Partial participation interest and minimum interest
    $10,000  Original investment         $10,000         Original investment
   +    600  6% x $10,000               +    100  1.00% (Minimum interest rate) x $10,000
             Maximum interest           +    250  25% x 10% x $10,000 Participation interest
    -------                             --------
    $10,600  Ending balance              $10,350  Ending balance
             (6% Total return)                    (3.50% Total return)


ABOUT THE S&P 500 INDEX
The description in this prospectus of the S&P 500 Index including its make-up, method of calculation and changes in its components are derived from publicly available information regarding the S&P 500 Index. AECC does not assume any responsibility for the accuracy or completeness of such information.

The S&P 500 Index is composed of 500 common stocks, most of which are listed on the New York Stock Exchange. The S&P 500 Index is published by S&P and is intended to provide an indication of the pattern of common stock movement. S&P chooses the 500 stocks to be included in the S&P 500 Index with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the U.S. common stock population. Changes in the S&P 500 Index are reported daily in the financial pages of many major newspapers. The index used for the American Express Market Strategy Certificate excludes dividends on the 500 stocks.

"Standard & Poor's(R)," "S&P(R)," "S&P 500(R)," "Standard & Poor's 500" and "500" are trademarks of The McGraw-Hill Companies Inc. and have been licensed for use by AECC. The certificate is not sponsored, endorsed, sold or promoted by S&P. S&P makes no representation or warranty, express or implied, to the owners of the certificate or any member of the public regarding the advisability of investing in securities generally or in the certificate particularly or the ability of the S&P 500 Index to track general stock market performance.


S&P's only relationship to AECC is the licensing of certain trademarks and trade names of S&P and of the S&P 500 Index, which is determined, composed and calculated by S&P without regard to AECC or the certificate. S&P has no obligation to take the needs of AECC or the owners of the certificate into consideration in determining, composing or calculating the S&P 500 Index. S&P is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the certificate to be issued or in the determination or calculation of the


--------------------------------------------------------------------------------
16p   AMERICAN EXPRESS MARKET STRATEGY CERTIFICATE -- PROSPECTUS
equation by which the certificate is to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the certificate.


S&P does not guarantee the accuracy and/or the completeness of the S&P 500 Index or any data included therein and S&P shall have no liability for any errors, omissions, or interruptions therein. S&P makes no warranty, express or implied, as to the results to be obtained by AECC, owners of the certificate, or any person or entity from the use of the S&P 500 Index or any data included therein. S&P makes no express or implied warranties, and expressly disclaims all warranties of merchantability or fitness for a particular purpose or use with respect to the S&P 500 Index or any data included therein. Without limiting any of the foregoing, in no event shall S&P have any liability for any special, punitive, indirect, or consequential damages (including lost profits), even if notified of the possibility of such damages.


If for any reason the S&P 500 Index were to become unavailable or not reasonably feasible to use, we would use a comparable stock market index for determining participation interest. If this were to occur, we would send you a notice by a practical means such as correspondence (which may be electronic if you and we have so agreed) or a quarterly account statement. The notice would indicate the comparable index and give you the option to withdraw your principal without an early withdrawal penalty. If you chose early withdrawal, you would lose any interest accrued during the term.

OPPORTUNITIES AT THE END OF A PARTICIPATION TERM
Grace period: When a participation term ends, we will notify you of the start of a 14-day grace period before a new term automatically begins. During this 14-day grace period you can:

o  change your participation selection,
o  add money to your certificate,
o  change your participation term to remain in fixed interest,
o renew your principal from the preceding term in a new participation term and allow interest earned in a term to remain in fixed interest,
o withdraw part or all of your money in your fixed term or the money in the participation term that just ended without a withdrawal penalty or loss of interest,
o  or receive your participation interest in cash.

Fixed interest only: Money can be withdrawn from the fixed-interest subaccount at any time without a surrender penalty. The fixed interest on these amounts continues for the life of the certificate. You can add money to your fixed-interest investment at any time. The money added will earn the same rate as the rest of the money in the fixed term.

New term: If you do not make changes when a participation term ends, your certificate will continue with your current selections when the new participation term begins 14 days later as long as the minimum invested for the participation term is $1,000. You will earn fixed interest during this 14-day grace period. If you don't want to wait 14 days before starting your next market participation term, you must phone or send written instructions before your current term ends. You can tell us to start your next term on any Wednesday during the grace period. This will remain in effect for all future terms, unless we receive instructions changing your selection before the term ends. The 2% withdrawal charge will apply when you start your new term during the grace period. Your notice may also tell us to change your interest selection or add to your certificate. You can arrange to make periodic additional investments at each participation

--------------------------------------------------------------------------------
17p    AMERICAN EXPRESS MARKET STRATEGY CERTIFICATE -- PROSPECTUS
term renewal. You can tell us to change your participation selection, add money to your renewing participation term, change your interest selection to remain in fixed interest, renew your principal from the preceding term in a new participation term and allow interest earned in a term to remain in fixed interest, or withdraw part of your money. The change will be in effect for any future term unless we receive instructions from you changing your selection. To learn indexing information and the amount of interest (if any) at the end of a participation term, you can contact your American Express financial advisor or call the Client Service Organization.

How to Invest and Withdraw Funds

BUYING YOUR CERTIFICATE
Your American Express financial advisor can help you fill out and submit an application to open an account with us and purchase a certificate. If you purchase your certificate other than through an American Express financial advisor -- for example, through a direct marketing channel -- you may be given different purchase instructions. We will process the application at our corporate offices in Minneapolis, Minnesota. When we have accepted your application and we have received your initial investment and instructions, we will send you a confirmation showing the acceptance date, the initial interest rate for amounts invested at fixed interest, the date your participation term begins and the participation interest selection you have made, detailing your market participation percentage, instructions for participation terms and, if applicable, the minimum interest rate for your first term. After the beginning of each participation term that includes an additional investment sent to us by you, we will send you notice of the value of the S&P 500 Index on the day the term began. For a description of how we determine the fixed interest rate that initially applies to a new investment, see the paragraph on "Fixed interest" of "Interest" under "About the Certificate." For additional considerations, see "Purchase policies" below. The participation rates and maximum interest in effect at the time of movement from fixed-interest to a participation term will apply to those participation terms.

Important: When you open an account, you must provide AECC with your correct Taxpayer Identification Number (TIN), which is either your Social Security or Employer Identification number. See "Taxes on Your Earnings."

Purchase policies

o Investments must be received and accepted in the Minneapolis headquarters on a business day before 3 p.m. Central time to be included in your account that day. Otherwise your purchase will be processed the next business day.

o If you purchase a certificate with a personal check or other non-guaranteed funds, AEFC will wait one day for the process of converting your check to federal funds (e.g., monies of member banks within the Federal Reserve Bank) before your purchase will be accepted and you begin earning interest. For information on how to avoid this wait, for example by using a certified check, please call American Express Client Service Corporation at the telephone numbers listed on the back cover.

o AECC has complete discretion to determine whether to accept an application and sell a certificate.

A number of special policies apply to purchases, withdrawals and exchanges within IRAs, 401(k) plans and other qualified retirement plans. See "Retirement
Plans: Special Policies."

--------------------------------------------------------------------------------
18p   AMERICAN EXPRESS MARKET STRATEGY CERTIFICATE -- PROSPECTUS

TWO WAYS TO MAKE INVESTMENTS

1 By mail:

Send your check, by regular or express mail, along with your name and account number to:

American Express Financial Advisors Inc.
70200 AXP Financial Center
Minneapolis, MN 55474

2 By wire:

For investment into an established account, you may wire money to:

Wells Fargo Bank Minnesota, N.A.
Routing No. 091000019
Minneapolis, MN
Attn: Domestic Wire Dept.


Give these instructions: Credit American Express Financial Advisors Account #0000030015 for personal account # (your account number) for (your name). Please be sure to include all 10 digits of the American Express Financial Advisors account number, including the zeros.


If this information is not included, the order may be rejected and all money received, less any costs AECC incurs, will be returned promptly.

o  Minimum amount you may wire: $1,000.
o Wire orders can be accepted only on days when your bank, AEFC, AECC and Wells Fargo Bank Minnesota, N.A. are open for business.
o Wire purchases are completed when wired payment is received and we accept the purchase.
o Wire investments must be received and accepted in the Minneapolis headquarters on a business day before 3 p.m. Central time to be credited that day. Otherwise your purchase will be processed the next business day.
o AECC, AEFC and its other subsidiaries are not responsible for any delays that occur in wiring funds, including delays in processing by the bank.
o  You must pay any fee the bank charges for wiring.

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19p    AMERICAN EXPRESS MARKET STRATEGY CERTIFICATE -- PROSPECTUS

FULL AND PARTIAL WITHDRAWALS
You may make withdrawals at any time. However:

Source of withdrawals: If you request a withdrawal, the dollars will be removed from credited fixed-interest first, then from principal in your fixed-interest subaccount, then from any renewing participation terms in the grace period, and then from principal in participation terms beginning with the most recent term start date and continuing with such subsequent terms in order of term start dates.

o Complete withdrawal of your certificate is made by giving us proper instructions. To complete these transactions, see "Two Ways to Request a Withdrawal or Transfer."
o If your withdrawal request is received in the Minneapolis headquarters on a business day before 3 p.m. Central time, it will be processed that day and payment will be sent the next business day. Otherwise, your request will be processed one business day later.
o Full and partial withdrawals may result in loss of interest, depending upon the timing of your withdrawal.
o You may not make a partial withdrawal if it would reduce your certificate balance to less than $1,000 or if it would reduce the amount in a participation term to less than $1,000. If you request such a withdrawal, we will contact you for revised instructions.

Penalties for withdrawal from your participation terms: If you withdraw money from a participation term, you will pay a penalty of 2% of the principal withdrawn. Except to the extent your balance would be less than $1,000, this penalty will be taken from the remaining balance, not the amount withdrawn. The 2% penalty is waived upon death of the certificate owner. When this certificate is owned by a revocable trust, this penalty also is waived upon death of any grantor of the revocable trust. We will also waive withdrawal penalties on withdrawals for IRA certificate accounts for your required distributions. See "Retirement Plans: Special Policies."

Loss of interest: If you make a withdrawal from a participation term at any time other than at the end of the term, you will lose any interest accrued on the withdrawal amount since we credit participation interest only at the end of a term.

Withdrawals from the fixed-interest subaccount before the end of the certificate month (the monthly anniversary of the issue date of your certificate) will result in loss of interest on the amount withdrawn. You will get the best result by timing a withdrawal at the end of the certificate month.

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20p   AMERICAN EXPRESS MARKET STRATEGY CERTIFICATE -- PROSPECTUS

Following are examples describing a $2,000 withdrawal during a participation term and from a fixed-interest investment:

Participation term:
Balance in participation term                                          $10,000
Interest (interest is credited at the end of the term)                       0
Withdrawal of principal                                                 (2,000)
2% withdrawal penalty                                                      (40)
                                                                           ---
Balance after withdrawal                                               $ 7,960
                                                                       =======

You will forfeit any accrued interest on the withdrawal amount.

Fixed interest subaccount:
Balance earning fixed interest                                         $10,000
Interest credited to date                                                  100
Withdrawal of credited interest                                           (100)
Withdrawal of principal                                                 (1,900)
                                                                        ------
Balance after withdrawal                                               $ 8,100
                                                                       =======

Retirement plans: In addition, you may be subject to IRS penalties for early withdrawals if your certificate is in an IRA, 401(k) or other qualified retirement plan account.


Other full and partial withdrawal policies


o If you request a partial or full withdrawal of a certificate recently purchased or added to by a check or money order that is not guaranteed, we will wait for your check to clear. Please expect a minimum of 10 days from the date of your payment before AECC mails a check to you. We may mail a check earlier if the bank provides evidence that your check has cleared.
o If your certificate is pledged as collateral, any withdrawal will be delayed until we get approval from the secured party.
o Any payments to you may be delayed under applicable rules, regulations or orders of the Securities and Exchange Commission (SEC).

TRANSFERS TO OTHER ACCOUNTS
You may transfer part or all of your certificate to any other American Express Certificate or into another new or existing American Express Financial Advisors Inc. account that has the same ownership (subject to any terms and conditions that may apply).

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21p    AMERICAN EXPRESS MARKET STRATEGY CERTIFICATE -- PROSPECTUS

TWO WAYS TO REQUEST A WITHDRAWAL OR TRANSFER

1 By phone:

Call the Client Service Organization at the telephone numbers listed on the back cover.


o  Maximum phone request:  $100,000.

o Transfers into an American Express Financial Advisors Inc. account with the same ownership.
o A telephone withdrawal request will not be allowed within 30 days of a phoned-in address change.
o We will honor any telephone withdrawal or transfer request believed to be authentic and will use reasonable procedures to confirm authenticity.

You may request that telephone withdrawals not be authorized from your account by writing the Client Service Organization.

2 By mail:

Send your name, account number and request for a withdrawal or transfer, by regular or express mail, to:

American Express Financial Advisors Inc.
70100 AXP Financial Center
Minneapolis, MN  55474

Written requests are required for:


o  Transactions over $100,000.

o Pension plans and custodial accounts where the minor has reached the age at which custodianship should terminate.
o Transfers to another American Express Financial Advisors Inc. account with different ownership (all current registered owners must sign the request).

THREE WAYS TO RECEIVE PAYMENT WHEN YOU WITHDRAW FUNDS

1 By regular or express mail:

o  Mailed to address on record; please allow seven days for mailing.

o  Payable to name(s) listed on the account.
o The express mail delivery charges you pay will vary depending on the courier you select. We will deduct the fee from your remaining certificate balance, provided that balance would not be less than $1,000. If the balance would be less than $1,000, we will deduct the fee from the proceeds of the withdrawal.


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22p   AMERICAN EXPRESS MARKET STRATEGY CERTIFICATE -- PROSPECTUS

2 By wire:


o  Minimum wire amount: $1,000.

o  Request that money be wired to your bank.

o  Bank account must be in same ownership as the AECC account.


o Pre-authorization required. Complete the bank wire authorization section in the application or use a form supplied by your American Express financial advisor. All registered owners must sign.

o Applicable wire charges will be deducted from your balance (for partial withdrawals) or from the proceeds of a full withdrawal.


3 By electronic transfer:

o Available only for pre-authorized scheduled partial withdrawals and other full or partial withdrawals.
o  No charge.
o  Deposited electronically in your bank account.
o  Allow two to five business days from request to deposit.

RETIREMENT PLANS: SPECIAL POLICIES

o If the certificate is purchased for a 401(k) plan or other qualified retirement plan account, the terms and conditions of the certificate apply to the plan as the owner of this certificate. However, the terms of the plan, as interpreted by the plan trustee or administrator, will determine how a participant's benefit under the plan is administered. These terms may differ from the terms of the certificate.
o If your certificate is held in a custodial or trusteed retirement plan (including a Keogh plan), special rules may apply at maturity. If no other investment instructions are provided directing how to handle your certificate at maturity, the full value of the certificate will automatically transfer to a new or existing cash management account according to rules outlined in the plan document or as otherwise provided in the plan document.
o The annual custodial fee for non-401(k) qualified retirement plans or IRA's may be deducted from your certificate account. It may reduce the amount payable at maturity or the amount received upon an early withdrawal.
o Retirement plan withdrawals may be subject to withdrawal penalties or loss of interest even if they are not subject to federal tax penalties.
o We will waive withdrawal penalties on withdrawals for qualified retirement plan or IRA certificate accounts for your required minimum distributions.
o If you withdraw all funds from your last account in an IRA at American Express Trust Company, a termination fee will apply as set out in Your Guide to IRAs, the IRS disclosure information received when you opened your account.
o The IRA termination fee will be waived if a withdrawal occurs after you have reached age 701/2 or upon the owner's death.

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

TRANSFER OF OWNERSHIP
While this certificate is not negotiable, AECC will transfer ownership upon written notification to our Client Service Organization. However, if you have purchased your certificate for a 401(k) plan or other qualified retirement plan, or an IRA you may be unable to transfer or assign the certificate without losing the account's favorable tax status. Please consult your tax advisor.

FOR MORE INFORMATION
For information on purchases, withdrawals, exchanges, transfers of ownership, proper instructions and other service questions regarding your certificate, please consult your American Express financial advisor or call the Client Service Organization at the telephone numbers listed on the back cover.

If you purchase your certificate other than through a financial advisor, you may be given different purchase and withdrawal instructions.

Taxes on Your Earnings


Each calendar year we provide certificate owners and the IRS with reports of all interest of $10 and above credited to their accounts on Form 1099-INT, "Interest Income." Withdrawals are reported to certificate owners and the IRS on Form 1099-B, "Proceeds from Broker and Barter Exchange Transactions." We report participation and minimum interest on certificates when credited to owners' accounts, generally at the end of each certificate term, and fixed and interim interest accrued through the end of each calendar year. The manner in which such income is to be reported for tax purposes by a certificate owner will be based on the method of accounting that the owner uses in general to report income.

Under IRS regulations governing the tax treatment of debt instruments such as the American Express Market Strategy Certificate, which provide for variable rates of interest, the certificate is treated as either a variable rate debt instrument (VRDI) or a contingent debt instrument (CDI). We believe there is a sound basis under these regulations to treat and report the certfiicate as a VRDI. As a VRDI, full participation interest or partial participation together with minimum interest on the certificate would generally be treated as qualified stated interest that accrues over each term. However, there can be no guarantee that the certificate will not be treated as a CDI since, among other items, the regulations do not address an instrument with all the features of the certificate. If treated as CDI, interest would generally be taken into account for each term under a "noncontingent bond method," under which an owner would have taxable income to report under the rules similar to those for accruing original issue discount. For cash-basis owners, this could result in income having to be reported in advance of interest being credited to their accounts. There also could be differences in the character of income reported if the certificate were classified as a CDI rather than a VRDI.



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24p   AMERICAN EXPRESS MARKET STRATEGY CERTIFICATE -- PROSPECTUS

The foregoing does not address the tax consequences of ownership of a certificate through an IRA, 401(k) or other tax qualified retirement plan account, or try to cover all tax consequences arising from the ownership of a certificate, and it is possible that changes in tax laws or interpretations may result in changes to the above descriptions. As always, before purchasing an American Express Market Strategy Certificate, you should consult your own tax advisor as to all tax consequences of ownership of the certificate.


RETIREMENT ACCOUNTS

If you are using the certificate as an investment for a 401(k) plan account or other qualified retirement plan account or an IRA, income tax rules for your qualified plan or IRA apply.

AECC will withhold federal income taxes of 10% on a qualified plan or IRA withdrawals unless you tell us not to. AECC is required to withhold federal income taxes of 20% on most qualified plan distributions, unless the distribution is directly rolled over to another qualified plan or IRA.

Withdrawals from retirement accounts are generally subject to a 10% early withdrawal penalty by the IRS if you make them before age 591/2, unless you are disabled or if they are made by your beneficiary in the event of your death. Other exceptions may also apply. (Also, withdrawals of principal during a certificate month may be subject to the certificate's provision for loss of interest.)

Consult your tax advisor to see how these rules apply to you before you request a distribution from your plan or IRA.

This certificate may not be available for all types of retirement accounts.


GIFTS TO MINORS

The certificate may be given to a minor under either the Uniform Gifts or Uniform Transfers to Minors Act (UGMA/UTMA), whichever applies in your state. UGMAs/UTMAs are irrevocable. Generally, under federal tax laws, income over $1,500 for the year 2002 on property owned by children under age 14 will be taxed at the parents' marginal tax rate, while income on property owned by children 14 or older will be taxed at the child's rate.



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25p    AMERICAN EXPRESS MARKET STRATEGY CERTIFICATE -- PROSPECTUS

YOUR TIN AND BACKUP WITHHOLDING
As with any financial account you open, you must list your current and correct TIN, which is either your Social Security or Employer Identification number. You must certify your TIN under penalties of perjury on your application when you open an account.


If you don't provide and certify the correct TIN, you could be subject to backup withholding of 30% of your interest earnings. You could also be subject to further penalties, such as:


o  a $50 penalty for each failure to supply your correct TIN;
o a civil penalty of $500 if you make a false statement that results in no backup withholding; and
o  criminal penalties for falsifying information.

You could also be subject to backup withholding because you failed to report interest on your tax return as required.

To help you determine the correct TIN to use on various types of accounts, please use this chart:

How to Determine the Correct TIN

For this type of account:            Use the Social Security or Employer
                                     Identification number of:
------------------------------------ ----------------------------------------
Individual or joint account          The individual or one of the owners
                                     listed on the joint account
------------------------------------ ----------------------------------------
Custodian account of a minor         The minor
(Uniform Gifts/Transfers to Minors
Act)
------------------------------------ ----------------------------------------
A revocable living trust             The grantor-trustee (the person who puts
                                     the  money  into the trust)
------------------------------------ ----------------------------------------
An irrevocable trust, pension        The legal entity (not the personal
trust or estate                      representative or trustee, unless no
                                     legal entity is designated in the
                                     account title)
------------------------------------ ----------------------------------------
Sole proprietorship                  The owner
------------------------------------ ----------------------------------------
Partnership                          The partnership
------------------------------------ ----------------------------------------
Corporate                            The corporation
------------------------------------ ----------------------------------------
Association, club or tax-exempt      The organization
organization
------------------------------------ ----------------------------------------


For details on TIN requirements, ask your financial advisor or contact your local American Express Financial Advisors Inc. office for federal Form W-9, Request for Taxpayer Identification Number and Certification. You may also obtain the form on the Internet at (http://www.irs.gov/).


FOREIGN INVESTORS
Also, the U.S. Internal Revenue Service (IRS) has issued new nonresident alien regulations that significantly change the withholding and reporting rules on foreign accounts. The IRS requires that nonresident alien investors certifying non-U.S. status and, if applicable, treaty eligibility, complete one of the Forms W-8.


Interest on your certificate is "portfolio interest" as defined in U.S. Internal Revenue Code Section 871(h) if earned by a nonresident alien. Even though your interest income is not taxed by the U.S. government, it will be reported at year end to you and to the U.S. government on a Form 1042-S, Foreign Person's U.S. Source Income Subject to Withholding. The United States


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26p   AMERICAN EXPRESS MARKET STRATEGY CERTIFICATE -- PROSPECTUS
participates in various tax treaties with foreign countries, which provide for sharing of tax information between the United States and such foreign countries. Individuals applying for benefits under a tax treaty may have additional requirements.

Tax treatment of your investment: Interest paid on your certificate is "portfolio interest" as defined in U.S. Internal Revenue Code Section 871(h) if earned by a nonresident alien who has supplied AECC with one of the Forms W-8. If the certificate is treated as a CDI, part of the earned income may be treated as a capital gain instead of portfolio interest. Form W-8 must be supplied with an address of foreign residency and a current mailing address, if different. (Form W-8BEN must be signed and dated by the beneficial owner, an authorized representative or officer of the beneficial owner or an agent acting under and providing us with a duly authorized power of attorney.) AECC will not accept purchases of certificates by nonresident aliens without an appropriately certified Form W-8 (or approved substitute). If you have supplied a Form W-8 that certifies that you are a nonresident alien, the interest income will be reported at year end to you and to the U.S. government on a Form 1042-S, Foreign Person's U.S. Source Income Subject to Withholding.

To help you determine the form that is appropriate for you, please note the following description of the Forms W-8:

Form W-8BEN
(Certificate of Foreign Status of Beneficial Owner for United States Tax Withholding)


This form should be completed by any foreign persons or organizations, if they are the beneficial owner of the income, whether or not they are claiming a reduced rate of, or exemption from, withholding. (Foreign persons or organizations also may be required to fill out one of the forms that follow in lieu of the W-8BEN.)


Form W-8ECI
(Certificate of Foreign Person's Claim for Exemption From Withholding on Income Effectively Connected with the Conduct of a Trade or Business in the United States)
This form should be completed by any foreign person or organization if they claim that the income is effectively connected with the conduct of a trade or business within the United States.

Form W-8EXP
(Certificate of Fo reign Government or Other Foreign Organization for United States Tax Withholding)

This form should be completed by any foreign government, international organization, foreign central bank of issue, foreign tax-exempt organization, foreign private foundation, or government of a U.S possession.


Form W-8IMY
(Certificate of Foreign Intermediary, Foreign Flow-Through Entity or Certain U.S. Branches for United States Tax Withholding)
This form should be completed by an intermediary acting as custodian, broker, nominee, trustee or executor, or other type of agent for another person.


The new Form W-8 must be resupplied every four calendar years, up from three years with the prior form.


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27p    AMERICAN EXPRESS MARKET STRATEGY CERTIFICATE -- PROSPECTUS

Joint ownership: If the account is owned jointly with one or more persons, each owner must provide a Form W-8. If AECC receives a Form W-9 from any of the joint owners, payment will be treated as made to a U.S. person.

Withholding taxes: If you fail to provide us with a complete Form W-8 as required above, you will be subject to 30% backup withholding on interest payments and withdrawals from certificates.

Estate tax: If you are a nonresident alien and you die while owning a certificate, then, depending on the circumstances, AECC generally will not act on instructions with regard to the certificate unless AECC first receives, at a minimum, a statement from persons AECC believes are knowledgeable about your estate. The statement must be satisfactory to AECC and must tell us that, on your date of death, your estate did not include any property in the United States for U.S. estate tax purposes. In other cases, we generally will not take action regarding your certificate until we receive a transfer certificate from the IRS or evidence satisfactory to AECC that the estate is being administered by an executor or administrator appointed, qualified and acting within the United States. In general, a transfer certificate requires the opening of an estate in the United States and provides assurance that the IRS will not claim your certificate to satisfy estate taxes.


Trusts: If the investor is a trust, the policies and procedures described above will apply with regard to each grantor who is a nonresident alien. Also, foreign trusts must apply for a permanent U.S. individual tax identification number
(ITIN) or an employer identification number, as appropriate for the trust.


Important: The information in this prospectus is a brief and selective summary of certain federal tax rules that apply to this certificate and is based on current law and practice. Tax matters are highly individual and complex. Investors should consult a qualified tax advisor about their own position.

How Your Money Is Used and Protected

INVESTED AND GUARANTEED BY AECC

AECC, a wholly owned subsidiary of AEFC, issues and guarantees the American Express Market Strategy Certificate. We are by far the largest issuer of face-amount certificates in the United States, with total assets of more than $4.6 billion and a net worth in excess of $263 million on Dec. 31, 2001.


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28p   AMERICAN EXPRESS MARKET STRATEGY CERTIFICATE -- PROSPECTUS

We back our certificates by investing the money received and keeping the invested assets on deposit. Our investments generate interest and dividends, out of which we pay:

o  interest to certificate owners,
o and various expenses, including taxes, fees to AEFC for advisory and other services, distribution fees to American Express Financial Advisors Inc., selling agent fees to selling agents, and transfer agent fees to American Express Client Service Corporation (AECSC).

For a review of significant events relating to our business, see "Management's Discussion and Analysis of Financial Condition and Results of Operations." No national rating agency rates our certificates.

Most banks and thrifts offer investments known as CDs that are similar to our certificates in many ways. Early withdrawals of bank CDs often result in penalties. Banks and thrifts generally have federal deposit insurance for their deposits and lend much of the money deposited to individuals, businesses and other enterprises. Other financial institutions and some insurance companies may offer investments with comparable combinations of safety and return on investment.

REGULATED BY GOVERNMENT
Because the American Express Market Strategy Certificate is a security, its offer and sale are subject to regulation under federal and state securities laws. (The American Express Market Strategy Certificate is a face-amount certificate. It is not a bank product, an equity investment, a form of life insurance or an investment trust.)


The federal Investment Company Act of 1940 requires us to keep investments on deposit in a segregated custodial account to protect all of our outstanding certificates. These investments back the entire value of your certificate account. Their amortized cost must exceed the required carrying value of the outstanding certificates by at least $250,000. As of Dec. 31, 2001, the amortized cost of these investments exceeded the required carrying value of our outstanding certificates by more than $418 million. The law requires us to use amortized cost for these regulatory purposes. Among other things, the law permits Minnesota statutes to govern qualified assets of AECC as described in
Note 2 to the financial statements. In general, amortized cost is determined by systematically increasing the carrying value of a security if acquired at a discount, or reducing the carrying value if acquired at a premium, so that the carrying value is equal to maturity value on the maturity date.

AECC has agreed with the SEC to maintain capital and surplus equal to 5% of outstanding liabilities on certificates (not including loans made on certificates in accordance with terms of some certificates that no longer are offered by AECC). AECC also has entered into a written informal understanding with the Minnesota Commerce Department that AECC will maintain capital equal to 5% of the assets of AECC (less any loans on outstanding certificates). When computing its capital for these purposes, AECC values its assets on the basis of statutory accounting for insurance companies rather than generally accepted accounting principles.


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29p    AMERICAN EXPRESS MARKET STRATEGY CERTIFICATE -- PROSPECTUS

BACKED BY OUR INVESTMENTS

Our investments are varied and of high quality. This was the composition of our portfolio as of Dec. 31, 2001:


Type of investment                             Net amount invested

Corporate and other bonds                            38%
Government agency bonds                              48
Preferred stocks                                      4
Mortgages                                             8
Cash and cash equivalents                             2

As of Dec. 31, 2001 about 98% of our securities portfolio (including bonds and preferred stocks) is rated investment grade. For additional information regarding securities ratings, please refer to Note 3B to the financial statements.

Most of our investments are on deposit with American Express Trust Company, Minneapolis, although we also maintain separate deposits as required by certain states. American Express Trust Company is a wholly owned subsidiary of AEFC. Copies of our Dec. 31, 2001 schedule of Investments in Securities of Unaffiliated Issuers are available upon request. For comments regarding the valuation, carrying values and unrealized appreciation (depreciation) of investment securities, see Notes 1, 2 and 3 to the financial statements.


INVESTMENT POLICIES
In deciding how to diversify the portfolio -- among what types of investments in what amounts -- the officers and directors of AECC use their best judgment, subject to applicable law. The following policies currently govern our investment decisions:

Debt securities
Most of our investments are in debt securities as referenced in the table in "Backed by Our Investments" under "How Your Money is Used and Protected."

The price of bonds generally falls as interest rates increase, and rises as interest rates decrease. The price of a bond also fluctuates if its credit rating is upgraded or downgraded. The price of bonds below investment grade may react more to whether a company can pay interest and principal when due than to changes in interest rates. They have greater price fluctuations, are more likely to experience a default, and sometimes are referred to as junk bonds. Reduced market liquidity for these bonds may occasionally make it more difficult to value them. In valuing bonds, AECC relies both on independent rating agencies and the investment manager's credit analysis. Under normal circumstances, at least 85% of the securities in AECC's portfolio will be rated investment grade, or in the opinion of AECC's investment advisor will be the equivalent of investment grade. Under normal circumstances, AECC will not purchase any security rated below B- by Moody's Investors Service, Inc. or Standard & Poor's. Securities that are subsequently downgraded in quality may continue to be held by AECC and will be sold only when AECC believes it is advantageous to do so.


As of Dec. 31, 2001, AECC held about 2% of its investment portfolio (including bonds, preferred stocks and mortgages) in investments rated below investment grade.



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30p   AMERICAN EXPRESS MARKET STRATEGY CERTIFICATE -- PROSPECTUS

Purchasing securities on margin
We will not purchase any securities on margin or participate on a joint basis or a joint-and-several basis in any trading account in securities.

Commodities
We have not and do not intend to purchase or sell commodities or commodity contracts except to the extent that transactions described in "Financial transactions including hedges" in this section may be considered commodity contracts.

Underwriting
We do not intend to engage in the public distribution of securities issued by others. However, if we purchase unregistered securities and later resell them, we may be considered an underwriter (selling securities for others) under federal securities laws.

Borrowing money

From time to time we have established a line of credit with banks if management believed borrowing was necessary or desirable. We may pledge some of our assets as security. We may occasionally use repurchase agreements as a way to borrow money. Under these agreements, we sell debt securities to our lender, and repurchase them at the sales price plus an agreed-upon interest rate within a specified period of time. There is no limit on the extent to which we may borrow money, except that borrowing must be through the sale of certificates, or must be short-term and not a public offering and not intended to be publicly offered.


Real estate
We may invest in limited partnership interests in limited partnerships that either directly, or indirectly through other limited partnerships, invest in real estate. We may invest directly in real estate. We also invest in mortgage loans secured by real estate. We expect that equity investments in real estate, either directly or through a subsidiary of AECC, will be less than 5% of AECC's assets.

Lending securities
We may lend some of our securities to broker-dealers and receive cash equal to the market value of the securities as collateral. We invest this cash in short-term securities. If the market value of the securities goes up, the borrower pays us additional cash. During the course of the loan, the borrower makes cash payments to us equal to all interest, dividends and other distributions paid on the loaned securities. We will try to vote these securities if a major event affecting our investment is under consideration. We expect that outstanding securities loans will not exceed 10% of AECC's assets.

When-issued securities

Some of our investments in debt securities and loans originated by banks or investment banks are purchased on a when-issued or similar basis. It may take as long as 45 days or more before these investments are available for sale, issued and delivered to us. We generally do not pay for these investments or start earning on them until delivery. We have established procedures to ensure that sufficient cash is available to meet when-issued commitments. AECC's ability to invest in when-issued investments is not limited except by its ability to set aside cash or high quality investments to meet when-issued commitments. When-issued investments are subject to market fluctuations and they may affect AECC's investment portfolio the same as owned securities.


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31p    AMERICAN EXPRESS MARKET STRATEGY CERTIFICATE -- PROSPECTUS

Financial transactions including hedges
We buy or sell various types of options contracts for hedging purposes or as a trading technique to facilitate securities purchases or sales. We may buy interest rate caps for hedging purposes. These pay us a return if interest rates rise above a specified level. If interest rates do not rise above a specified level, the interest rate caps do not pay us a return. AECC may enter into other financial transactions, including futures and other derivatives, for the purpose of managing the interest rate exposures associated with AECC's assets or liabilities. Derivatives are financial instruments whose performance is derived, at least in part, from the performance of an underlying asset, security or index. A small change in the value of the underlying asset, security or index may cause a sizable gain or loss in the fair value of the derivative. There is no limit on AECC's ability to enter into financial transactions to manage the interest rate risk associated with AECC's assets and liabilities, but AECC does not foresee a likelihood that it will be feasible to hedge most or all of its assets or liabilities. We do not use derivatives for speculative purposes.

Illiquid securities

A security is illiquid if it cannot be sold in the normal course of business within seven days at approximately its current market value. Some investments cannot be resold to the U.S. public because of their terms or government regulations. All securities, however can be sold in private sales, and many may be sold to other institutions and qualified buyers or on foreign markets. AECC's investment advisor will follow guidelines established by the board of directors and consider relevant factors such as the nature of the security and the number of likely buyers when determining whether a security is illiquid. No more than 15% of AECC's investment portfolio will be held in securities that are illiquid. In valuing its investment portfolio to determine this 15% limit, AECC will use statutory accounting under an SEC order. This means that, for this purpose, the portfolio will be valued in accordance with applicable Minnesota law governing investments of life insurance companies, rather than generally accepted accounting principles.


Restrictions
There are no restrictions on concentration of investments in any particular industry or group of industries or on rates of portfolio turnover.

How Your Money Is Managed

RELATIONSHIP BETWEEN AECC AND AMERICAN EXPRESS FINANCIAL CORPORATION
AECC was originally organized as Investors Syndicate of America, Inc., a Minnesota corporation, on Oct. 15, 1940, and began business as an issuer of face amount investment certificates on Jan. 1, 1941. The company became a Delaware corporation on Dec. 31, 1977, changed its name to IDS Certificate Company on April 2, 1984, and to American Express Certificate Company on April 26, 2000.

AECC files reports on Form 10-K and 10-Q with the SEC. The public may read and copy materials we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

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32p   AMERICAN EXPRESS MARKET STRATEGY CERTIFICATE -- PROSPECTUS

Before AECC was created, AEFC (formerly known as IDS Financial Corporation), our parent company, had issued similar certificates since 1894. As of Jan. 1, 1995, IDS Financial Corporation changed its name to AEFC. AECC and AEFC have never failed to meet their certificate payments.


During its many years in operation, AEFC has become a leading manager of investments in mortgages and securities. As of Dec. 31, 2001, AEFC managed or administered investments, including its own, of more than $253 billion. American Express Financial Advisors Inc., a wholly owned subsidiary of AEFC, provides a broad range of financial planning services for individuals and businesses through its nationwide network of more than 600 supervisory offices, more than 3,800 branch offices and more than 10,200 financial advisors. American Express Financial Advisors' financial planning services are comprehensive, beginning with a detailed written analysis that's tailored to your needs. Your analysis may address one or all of these six essential areas: financial position, protection planning, investment planning, income tax planning, retirement planning and estate planning.


AEFC itself is a wholly owned subsidiary of American Express Company, a financial services company with executive offices at American Express Tower, World Financial Center, New York, NY 10285. American Express Company is a financial services company engaged through subsidiaries in other businesses including:

o travel related services (including American Express(R) Card and operations through American Express Travel Related Services Company, Inc. and its subsidiaries); and
o international banking services (through American Express Bank Ltd. and its subsidiaries) and Travelers Cheque and related services.

CAPITAL STRUCTURE AND CERTIFICATES ISSUED

AECC has authorized, has issued and has outstanding 150,000 shares of common stock, par value of $10 per share. AEFC owns all of the outstanding shares.

As of the fiscal year ended Dec. 31, 2001, AECC had issued (in face amount) $85,900,891 of installment certificates and $1,851,545,013 of single payment certificates. As of Dec. 31, 2001, AECC had issued (in face amount) $13,831,161,154 of installment certificates and $23,235,188,761 of single payment certificates since its inception in 1941.


INVESTMENT MANAGEMENT AND SERVICES
Under an Investment Advisory and Services Agreement, AEFC acts as our investment advisor and is responsible for:

o  providing investment research,
o  making specific investment recommendations,
o and executing purchase and sale orders according to our policy of obtaining the best price and execution.

All these activities are subject to direction and control by our board of directors and officers. Our agreement with AEFC requires annual renewal by our board, including a majority of directors who are not interested persons of AEFC or AECC as defined in the federal Investment Company Act of 1940.

For its services, we pay AEFC a monthly fee, equal on an annual basis to a percentage of the total book value of certain assets (included assets).

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33p    AMERICAN EXPRESS MARKET STRATEGY CERTIFICATE -- PROSPECTUS

Advisory and services fee computation
Included assets                                  Percentage of total book value
First $250 million                                              0.750%
Next $250 million                                               0.650
Next $250 million                                               0.550
Next $250 million                                               0.500
Any amount over $1 billion                                      0.107


Included assets are all assets of AECC except mortgage loans, real estate, and any other asset on which we pay an outside advisory or service fee. The fee paid to AEFC for managing and servicing banks loans is 0.35%.


Advisory and services fee for the past three years

Year                    Total fees                Percentage of included assets

2001                  $9,248,275                                 0.24%
2000                   8,778,883                                 0.25
1999                   8,691,974                                 0.26

Estimated advisory and services fees for 2002 are $9,729,000.


Other expenses payable by AECC: The Investment Advisory and Services Agreement provides that we will pay:

o  costs incurred by us in connection with real estate and mortgages;
o  taxes;
o  depository and custodian fees;
o  brokerage commissions;
o fees and expenses for services not covered by other agreements and provided to us at our request, or by requirement, by attorneys, auditors, examiners and professional consultants who are not officers or employees of AEFC;
o  fees and expenses of our directors who are not officers or employees of AEFC;
o provision for certificate reserves (interest accrued on certificate owner accounts); and
o  expenses of customer settlements not attributable to sales function.

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34p   AMERICAN EXPRESS MARKET STRATEGY CERTIFICATE -- PROSPECTUS

DISTRIBUTION
Under a Distribution Agreement with American Express Financial Advisors Inc., we pay for the distribution of this certificate by American Express Financial Advisors Inc. as follows:

o 0.90% of the initial investment on the first day of the certificate's term, and
o  0.90% of the certificate's reserve at the beginning of each subsequent term for certificates sold through American Express Financial Advisors Inc.

This fee is not assessed to your certificate account.


Total distribution fees paid to American Express Financial Advisors Inc. for all series of certificates amounted to $29,399,557 during the year ended Dec. 31, 2001. We expect to pay American Express Financial Advisors Inc. distribution fees amounting to $31,726,000 during 2002.


See Note 1 to financial statements regarding deferral of distribution fee expense.

In addition, AECC may pay distributors additional compensation for distribution activities under certain circumstances. From time to time, AECC may pay or permit other promotional incentives, in cash or credit or other compensation.

American Express Financial Advisors Inc. pays commissions to its financial advisors and pays other selling expenses in connection with services to us. Our board of directors, including a majority of directors who are not interested persons of American Express Financial Advisors Inc., or AECC, approved these distribution agreements.

TRANSFER AGENT
Under a Transfer Agency Agreement, American Express Client Service Corporation (AECSC), a wholly owned subsidiary of AEFC, maintains certificate owner accounts and records. AECC pays AECSC a monthly fee of one-twelfth of $10.353 per certificate owner account for this service.

EMPLOYMENT OF OTHER AMERICAN EXPRESS AFFILIATES
AEFC may employ an affiliate of American Express Company as executing broker for our portfolio transactions only if:

o we receive prices and executions at least as favorable as those offered by qualified independent brokers performing similar services;
o the affiliate charges us commissions consistent with those charged to comparable unaffiliated customers for similar transactions; and

o the affiliate's employment is consistent with the terms of federal securities laws.


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35p    AMERICAN EXPRESS MARKET STRATEGY CERTIFICATE -- PROSPECTUS

DIRECTORS AND OFFICERS
AECC's sole shareholder, AEFC, elects the board of directors that oversees AECC's operations. The board annually elects the directors, chairman, president and controller for a term of one year. The president appoints the other executive officers.

We paid a total of $34,000 during 2001 to directors not employed by AEFC.

Independent Board Members

Name, address, age                     Position held with    Principal occupations   Other directorships     Committee
                                       Registrant and        during past 5 years                             memberships
                                       length of service
-------------------------------------- --------------------- ----------------------- ----------------------- -----------------
Rodney P. Burwell                      Board member          Chairman, Xerxes        Fairview Corporation,   Dividend
7901 Xerxes Avenue South,              since 1999            Corporation             TCF Financial, IPI
Suite 201                                                    (fiberglass storage
Bloomington, MN 55431                                        tanks)
Born in 1939
-------------------------------------- --------------------- ----------------------- ----------------------- -----------------
Jean B. Keffeler                       Board member          Retired business
3424 Zenith Avenue South               since 1999            executive
Minneapolis, MN 55416
Born in 1945
-------------------------------------- --------------------- ----------------------- ----------------------- -----------------
Thomas R. Mc Burney                    Board member          President, McBurney     The Valspar             Dividend
1700 Foshay Tower                      since 1999            Management Advisors     Corporation (paints),
821 Marquette Avenue                                                                 Wegner Corporation,
Minneapolis, MN 55402                                                                Meritex Enterprises
Born in 1938                                                                         and Greenspring
                                                                                     Corporation
-------------------------------------- --------------------- ----------------------- ----------------------- -----------------

Board Members Affiliated with American Express Certificate Company

Name, address, age                     Position held with    Principal occupations   Other directorships     Committee
                                       Registrant and        during past 5 years                             memberships
                                       length of service
-------------------------------------- --------------------- ----------------------- ----------------------- -----------------
Kent M. Bergene                        Board member          Vice president -
435 AXP Financial Center               since June 2001       Products Group of
Minneapolis, MN 55474                                        AEFC, director -
Born in 1958                                                 Variable Annuity
                                                             Products, actuary -
                                                             Variable Assets
                                                             Business Development
-------------------------------------- --------------------- ----------------------- ----------------------- -----------------
Paula R. Meyer                         Board member and      Vice president and                              Dividend,
596 AXP Financial Center               president since 1998  Managing Director -                             Investment
Minneapolis, MN 55474                                        American Express
Born in 1954                                                 Funds, vice president
                                                             - AEFC, president -
                                                             Piper Capital
                                                             Management (PCM),
                                                             director of marketing
                                                             of PCM
-------------------------------------- --------------------- ----------------------- ----------------------- -----------------

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36p   AMERICAN EXPRESS MARKET STRATEGY CERTIFICATE -- PROSPECTUS

Board Members Affiliated with American Express Certificate Company (continued)

Name, address, age                     Position held with    Principal occupations   Other directorships     Committee
                                       Registrant and        during past 5 years                             memberships
                                       length of service
-------------------------------------- --------------------- ----------------------- ----------------------- -----------------
Walter S. Berman                       Board member since    Senior Vice President
50115 AXP Financial Center             March 2002            and Corporate
Minneapolis, MN 55474                                        Treasurer - American
Born in 1942                                                 Express Company
                                                             (AMEX) since 2002.
                                                             Acting Chief
                                                             Financial Officer -
                                                             AEFA since 2001.
                                                             Various senior
                                                             financial
                                                             positions,
                                                             including Treasurer
                                                             of IBM, at other
                                                             companies from 1996
                                                             to 2001.
-------------------------------------- --------------------- ----------------------- ----------------------- -----------------


Executive Officers

Name, address, age                     Position held with    Principal occupations   Other directorships     Committee
                                       Registrant and        during past 5 years                             memberships
                                       length of service
-------------------------------------- --------------------- ----------------------- ----------------------- -----------------
Paula R. Meyer                         Board member and      Vice president and                              Dividend,
596 AXP Financial Center               president since 1998  Managing Director -                             Investment
Minneapolis, MN 55474                                        American Express
Born in 1954                                                 Fund, vice president
                                                             - AEFC, president -
                                                             Piper Capital
                                                             Management (PCM),
                                                             director of marketing
                                                             of PCM
-------------------------------------- --------------------- ----------------------- ----------------------- -----------------
Lorraine R. Hart                                             Vice president -                                Investment
53643 AXP Financial Center                                   Investments
Minneapolis, MN 55474
Born in 1951
-------------------------------------- --------------------- ----------------------- ----------------------- -----------------
Eileen J. Newhouse                     Vice president,       Vice President and
50607 AXP Financial Center             general counsel,      Group Counsel - AEFC
Minneapolis, MN 55474                  and secretary since
Born in 1955                           March 2002
-------------------------------------- --------------------- ----------------------- ----------------------- -----------------

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37p    AMERICAN EXPRESS MARKET STRATEGY CERTIFICATE -- PROSPECTUS

Executive Officers (continued)

Name, address, age                     Position held with    Principal occupations   Other directorships     Committee
                                       Registrant and        during past 5 years                             memberships
                                       length of service
-------------------------------------- --------------------- ----------------------- ----------------------- -----------------

David L. Yowan                         Vice president and    Senior vice president
40 Wall Street                         treasurer since       and assistant
19th Floor                             April 2000            treasurer - American
New York, NY 10004                                           Express Company,
(temporary)                                                  Senior portfolio and
Born in 1957                                                 risk management
                                                             officer - North
                                                             Ameri can Consumer
                                                             Bank of Citigroup
-------------------------------------- --------------------- ----------------------- ----------------------- -----------------
Philip C. Wentzel                      Vice president and    Vice president -
805 AXP Financial Center               controller since      Finance, Insurance
Minneapolis, MN 55474                  2000                  Products of AEFC,
Born in 1961                                                 vice president and
                                                             controller of IDS
                                                             Life, Director of
                                                             Financial Reporting
                                                             and Analysis - IDS
                                                             Life
-------------------------------------- --------------------- ----------------------- ----------------------- -----------------

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38p   AMERICAN EXPRESS MARKET STRATEGY CERTIFICATE -- PROSPECTUS

The officers and directors as a group beneficially own less than 1% of the common stock of American Express Company.

AECC has provisions in its bylaws relating to the indemnification of its officers and directors against liability, as permitted by law. Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the 1933 Act) may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the 1933 Act and is therefore unenforceable.

INDEPENDENT AUDITORS
A firm of independent auditors audits our financial statements at the close of each fiscal year (Dec. 31). Copies of our annual financial statements (audited) and semiannual financial statements (unaudited) are available to any certificate owner upon request.


Ernst & Young LLP, Minneapolis, has audited our financial statements at Dec. 31, 2001 and 2000 and for each of the years in the three-year period ended Dec. 31, 2001. These statements are included in this prospectus. Ernst & Young LLP is also the auditor for American Express Company, the parent company of AEFC and AECC.


AMERICAN EXPRESS CERTIFICATES
Other certificates issued by AECC: Your American Express financial advisor can give you more information on five other certificates issued by AECC. These certificates offer a wide range of investment terms and features.

American Express Cash Reserve Certificate -- A single payment certificate that permits additional investments on which AECC guarantees interest in advance for a three-month term.

American Express Flexible Savings Certificate -- A single payment certificate that permits additional investments and on which AECC guarantees interest in advance for a term of six, 12, 18, 24, 30 or 36 months.

American Express Installment Certificate -- An installment payment certificate that declares interest in advance for a three-month period and offers bonuses in the third through sixth years for regular investments.

American Express Preferred Investors Certificate -- A single payment certificate that combines a competitive fixed rate of return with AECC's guarantee of principal for large investments of $250,000 to $5 million.

American Express Stock Market Certificate -- A single payment certificate that calculates all or part of your interest based on stock market performance, as measured by a broad market index, with AECC's guarantee of return of principal.

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39p    AMERICAN EXPRESS MARKET STRATEGY CERTIFICATE -- PROSPECTUS

Appendix

Description of corporate bond ratings
Bond ratings concern the quality of the issuing corporation. They are not an opinion of the market value of the security. Such ratings are opinions on whether the principal and interest will be repaid when due. A security's rating may change which could affect its price. Ratings by Moody's Investors Service, Inc. are Aaa, Aa, A, Baa, Ba, B, Caa, Ca and C. Ratings by Standard & Poor's are AAA, AA, A, BBB, BB, B, CCC, CC, C and D.

Aaa/AAA -- Judged to be of the best quality and carry the smallest degree of investment risk. Interest and principal are secure.

Aa/AA -- Judged to be high-grade although margins of protection for interest and principal may not be quite as good as Aaa or AAA rated securities.

A -- Considered upper-medium grade. Protection for interest and principal is deemed adequate but may be susceptible to future impairment.

Baa/BBB -- Considered medium-grade obligations. Protection for interest and principal is adequate over the short-term; however, these obligations may have certain speculative characteristics.

Ba/BB -- Considered to have speculative elements. The protection of interest and principal payments may be very moderate.

B -- Lack characteristics of more desirable investments. There may be small assurance over any long period of time of the payment of interest and principal.

Caa/CCC -- Are of poor standing. Such issues may be in default or there may be risk with respect to principal or interest.

Ca/CC -- Represent obligations that are highly speculative. Such issues are often in default or have other marked shortcomings.

C -- Are obligations with a higher degree of speculation. These securities have major risk exposures to default.

D -- Are in payment default. The D rating is used when interest payments or principal payments are not made on the due date.


Non-rated securities will be considered for investment. When assessing each non-rated security, AECC will consider the financial condition of the issuer or the protection afforded by the terms of the security.



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40p   AMERICAN EXPRESS MARKET STRATEGY CERTIFICATE -- PROSPECTUS

Annual Financial Information

SUMMARY OF SELECTED FINANCIAL INFORMATION
The following selected financial information has been derived from the audited financial statements and should be read in conjunction with those statements and the related notes to financial statements. Also see "Management's Discussion and Analysis of Financial Condition and Results of Operations" for additional comments.


Year Ended Dec. 31, ($ thousands)                  2001           2000          1999          1998         1997
Statements of Operations Data
Investment income                            $  261,523      $  266,106    $  254,344    $  273,135  $  258,232
Investment expenses                             101,228          87,523        77,235        76,811      70,137
                                                -------          ------        ------        ------      ------
Net investment income before provision
  for certificate reserves and income
  tax benefit (expense)                         160,295         178,583       177,109       196,324     188,095
Net provision for certificate reserves          155,387         155,461       138,555       167,108     165,136
                                                -------         -------       -------       -------     -------
Net investment income before income
  tax benefit (expense)                           4,908          23,122        38,554        29,216      22,959
Income tax benefit (expense)                      3,348             (14)       (4,615)          265       3,682
                                                  -----             ---        ------           ---       -----
Net investment income                             8,256          23,108        33,939        29,481      26,641
                                                  -----          ------        ------        ------      ------
Net realized (loss) gain on investments
  in securities of unaffiliated
  issuers before income taxes                   (92,375)        (10,110)        1,250         5,143         980
Income tax benefit (expense)                     32,331           3,539          (437)       (1,800)       (343)
                                                 ------           -----          ----        ------        ----
Net realized (loss) gain on investments         (60,044)         (6,571)          813         3,343         637
Net income -- wholly owned subsidiary                --              --             4         1,646         328
Cumulative effect of accounting change             (397)             --            --            --          --
                                                 ------           -----          ----        ------        ----


Net (loss) income                            $  (52,185)     $   16,537    $   34,756    $   34,470  $   27,606
                                             ----------      ----------    ----------    ----------  ----------
Cash Dividends Declared
                                             $       --      $    5,000    $   40,000    $   29,500  $       --
Capital Dividends Declared
                                             $  166,906      $       --    $       --    $       --  $       --
Capital Contributions
                                             $  240,000      $       --    $       --    $       --  $       --
Balance Sheet Data


Total assets                                 $4,628,353      $4,032,745    $3,761,068    $3,834,244  $4,053,648
Certificate loans                                21,807          25,547        28,895        32,343      37,098
Certificate reserves                          4,159,926       3,831,059     3,536,659     3,404,883   3,724,978
Stockholder's equity                            263,005         166,514       141,702       222,033     239,510
                                                -------         -------       -------       -------     -------

American Express Certificate Company (AECC) is 100% owned by American Express Financial Corporation (Parent).

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41p   AMERICAN EXPRESS MARKET STRATEGY CERTIFICATE -- PROSPECTUS

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
OF OPERATIONS
Results of operations
American Express Certificate Company's (AECC) earnings are derived primarily from the after-tax yield on invested assets less investment expenses and interest credited on certificate reserve liabilities, as well as realized investment gains or losses. Changes in earnings' trends occur largely due to changes in the rates of return on investments, the rates of interest credited to certificate owner accounts, changes in the mix of fully taxable and tax-advantaged investments in the AECC portfolio and from the realization of investment gains or losses.

During 2001, total assets and certificate reserves increased $596 million and $329 million, respectively. The increase in total assets resulted primarily from capital contributions from Parent of $240 million, an increase in net unrealized appreciation on available-for-sale securities of $125 million and certificate payments exceeding certificate maturities and surrenders by $185 million. The increase in certificate reserves resulted primarily from interest accruals of $155 million and the total certificate payments being greater than the maturities and surrenders.

During 2000, total assets and certificate reserves increased $272 million and $294 million, respectively. The increase in total assets resulted primarily from certificate payments exceeding certificate maturities and surrenders. The increase in certificate reserves resulted primarily from interest accruals of $148 million and certificate sales exceeding certificate maturities and surrenders by $146 million.

2001 compared to 2000
Gross investment income decreased 1.7% due primarily to lower rates of return on invested assets, and adjustments to interest income on investments in certain structured securities.

Investment expenses increased 15.7% in 2001. The increase resulted primarily from higher interest rate swap expense of $17.6 million partially offset by lower index options expense.

The net provision for certificate reserves remained relatively flat to 2000 levels as lower accrual rates offset the impact from the growth in certificate reserves during 2001.

During 2001, AECC experienced net pretax realized losses on investments of $92.4 million vs. $10.1 million of pretax losses in 2000. The losses for the year are primarily composed of a $36.9 million loss to recognize the impact of higher default assumptions used to determine impairment on rated structured investments and a $57.1 million loss on high-yield securities. The write-downs of these investments are associated with AECC's decision to reduce its holdings of high-yield investments and rebalance the fixed maturity investment portfolio towards higher quality, less volatile holdings.

The increase in income tax benefit resulted from lower pretax income, primarily due to the investment losses realized during 2001.

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42p   AMERICAN EXPRESS MARKET STRATEGY CERTIFICATE -- PROSPECTUS

2000 compared to 1999
Gross investment income increased 4.6% due primarily to a higher average balance of invested assets.

Investment expenses increased 13.3% in 2000. The increase resulted primarily from the net of higher amortization of premiums paid for index options of $12.3 million and lower interest expense on interest rate swap and reverse repurchase agreements of $1.1 million and $.6 million, respectively.

Net provision for certificate reserves increased 12.2% due primarily to higher accrual rates and a higher average balance of certificate reserves during 2000.

The decrease in income tax benefit resulted primarily from less tax-advantaged investment income.

Liquidity and cash flow

AECC's principal sources of cash are receipts from sales of face-amount certificates and cash flows from investments. In turn, AECC's principal uses of cash are payments to certificate owners for matured and surrendered certificates, purchase of investments and dividend payments to its Parent.


Certificate sales continued strong in 2001 reflecting clients' ongoing desire for safety of principal. Sales of certificates totaled $1.9 billion in 2001 compared to $1.5 billion in both 2000 and 1999. The higher certificate sales in 2001 over 2000 resulted primarily from special promotions of the seven-month term American Express Flexible Savings Certificate, which produced sales of $388 million in 2001. Certificate sales in 2000 compared to 1999 benefited from higher sales of the American Express Market Strategy Certificate and American Express Investors Certificate of $95 million and $118 million, respectively.

Certificate maturities and surrenders totaled $1.7 billion during 2001, compared to $1.5 billion in 2000 and $1.7 billion in 1999. The higher certificate maturities and surrenders in 2001, compared to 2000, resulted primarily from higher surrenders of American Express Flexible Savings Certificates.

AECC, as an issuer of face-amount certificates, is impacted whenever there is a significant change in interest rates. In view of the continued uncertainty in the investment markets and due to the short-term repricing nature of certificate reserve liabilities, AECC continues to invest in securities that provide for more immediate, periodic interest/principal payments, resulting in improved liquidity. To accomplish this, AECC continues to invest much of its cash flow in intermediate-term bonds and mortgage-backed securities. In addition, AECC enters into interest rate swap contracts to hedge the risk of rising interest rates on a portion of the Certificate products.

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43p   AMERICAN EXPRESS MARKET STRATEGY CERTIFICATE -- PROSPECTUS

AECC's investment program is designed to maintain an investment portfolio that will produce the highest possible after-tax yield within acceptable risk and liquidity parameters. The program considers investment securities as investments acquired to meet anticipated certificate owner obligations.

At Dec. 31, 2001, approximately 1.7% of AECC's invested assets were below investment grade bonds, compared to 8.5% at Dec. 31, 2000. The industry-wide default rate on below investment grade bonds in 2001 increased over 2000 levels. As described earlier, AECC recognized approximately $57.1 million in losses on these below investment grade bonds, largely associated with AECC's decision to reduce its holdings of high-yield investments and rebalance the fixed maturity investment portfolio towards higher quality, less volatile holdings. Additional investment security losses through 2002 are possible but the amount of any such losses is dependent on a number of factors and cannot be estimated at this time.* AECC's management believes that there will be no adverse impact on the certificate owners of any such losses.*


Debt securities that AECC has both the positive intent and ability to hold to maturity are carried at amortized cost. Debt securities AECC does not have the positive intent to hold to maturity, as well as all marketable equity securities, are classified as available-for-sale and carried at fair value. The available-for-sale classification does not mean that AECC expects to sell these securities, but that these securities are available to meet possible liquidity needs should there be significant changes in market interest rates or certificate owner demand. See notes 1 and 3 to the financial statements for additional information relating to investments.

Due to changes to the rules for hedging investments, as described later, the transition provisions of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, permitted held-to-maturity securities to be reclassified at the date of adoption to available-for-sale or trading. AECC adopted SFAS No. 133 effective Jan. 1, 2001 and reclassified all its held-to-maturity securities to available-for-sale.


At Dec. 31, 2001, securities classified as available-for-sale were carried at a fair market value of $4.1 billion. The fixed maturity securities comprise 88% of AECC's total invested assets. Of these securities, approximately 98% are of investment grade. Other than U.S. Government Agency mortgage-backed securities, no one issuer represents more than 1% of total securities. See note 3 to financial statements for additional information on ratings and diversification.

* Statements in this discussion and analysis of AECC's financial condition and results of operations marked with an asterisk are forward-looking statements, which are subject to risks and uncertainties. Important factors that could cause results to differ materially from these forward-looking statements include, among other things, changes in the industry-wide and AECC's default rate on below investment grade bonds over the next several months and beyond, changes in economic conditions, such as a recession or a substantial increase in prevailing interest rates, or other factors that could cause a slowdown in the economy, and changes in government regulation that affects the ability of issuers to repay their debt.

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44p   AMERICAN EXPRESS MARKET STRATEGY CERTIFICATE -- PROSPECTUS

In 2001, available-for-sale securities sold had amortized cost and fair values of $1.8 billion and $1.7 billion, respectively.

In July 2000, the Financial Accounting Standards Board's (FASB) Emerging Issues Task Force (EITF) issued a consensus on Issue 99-20, "Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets." The Company elected to early adopt the consensus as of Jan. 1, 2001. Issue 99-20 prescribes new procedures for recording interest income and measuring impairment on retained and purchased beneficial interests. The consensus primarily affects certain structured securities. Although there was no significant impact resulting from the adoption of Issue 99-20, the Company holds structured securities that are accounted for under Issue 99-20.


During the fourth quarter of 2001, AECC paid a $167 million dividend to American Express Financial Corporation (AEFC) by transferring at book value certain Collateralized Debt Obligation (CDO) securities owned by AECC. In part, the dividend was paid to allow AEFC to transfer the CDO securities and related accrued interest into a securitization trust. Additionally, AECC received $240 million in total cash as a capital contribution from AEFC during 2001.


Market risk and derivative financial instruments
The sensitivity analysis of two different tests of market risk discussed below estimate the effects of hypothetical sudden and sustained changes in the applicable market conditions on the ensuing year's earnings based on year-end positions. The market changes, assumed to occur as of year-end, are a 100 basis point increase in market interest rates and a 10% decline in a major stock market index. Computation of the prospective effects of hypothetical interest rate and major stock market index changes are based on numerous assumptions, including relative levels of market interest rates and the major stock market index level, as well as the levels of assets and liabilities. The hypothetical changes and assumptions presented will be different than what actually occurs in the future.

Furthermore, the computations do not anticipate actions that may be taken by management if the hypothetical market changes actually occurred over time. As a result, actual earnings effects in the future will differ from those quantified below.

AECC primarily invests in intermediate-term and long-term fixed income securities to provide its certificate owners with a competitive rate of return on their certificate while managing risk. These investment securities provide AECC with a historically dependable and targeted margin between the interest rate earned on investments and the interest rate credited to certificate owners' accounts. AECC does not invest in securities to generate trading profits for its own account.

AECC's Investment Committee, which is comprised of senior business managers, meets regularly to review models projecting various interest rate scenarios and risk/return measures and their impact on AECC's profitability. The committee's objectives are to structure AECC's portfolio of investment securities based upon the type and behavior of the certificates in the certificate reserve liabilities, to achieve targeted levels of profitability within defined risk parameters and to meet certificate contractual obligations.

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45p   AMERICAN EXPRESS MARKET STRATEGY CERTIFICATE -- PROSPECTUS

Rates credited to certificate owners' accounts are generally reset at shorter intervals than the maturity of underlying investments. Therefore, AECC's margins may be negatively impacted by increases in the general level of interest rates. Part of the committee's strategy includes entering into interest rate swaps to hedge interest rate risk. AECC's goal is to manage interest rate sensitivity by modifying the repricing characteristics of certificate liabilities so that the interest credited to related investment certificate owners is not adversely affected by movements in interest rates.

On three series of certificates, interest is credited to the certificate owners' accounts based upon the relative change in a major stock market index between the beginning and end of the certificates' terms. To meet the obligations related to the provisions of these certain certificates, the company purchases and writes index call options on the major stock market index.

SFAS No. 133 establishes accounting and reporting standards for derivative instruments and hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities on the balance sheet and measure those instruments at fair value. Changes in the fair value of a derivative are recorded in earnings or directly to equity, depending on the instrument's designated use. Those derivative instruments that are designated and qualify as hedging instruments under SFAS No. 133 are further classified as either a fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation, based upon the exposure being hedged. See note 9 for further discussion of the Company's derivative and hedging activities.

The negative impact on AECC's pretax earnings of the 100 basis point increase in interest rates, which assumes repricings and customer behavior based on the application of proprietary models, to the book of business at Dec. 31, 2001 and 2000, would be approximately $2.2 million and $3.4 million for 2001 and 2000, respectively. The 10% decrease in a major stock market index level would have a minimal impact on AECC's pretax earnings as of Dec. 31, 2001 and 2000, because the income effect is a decrease in option income and a corresponding decrease in interest credited to the American Express Stock Market Certificate, American Express Market Strategy Certificate and American Express Equity Indexed Savings Certificate owners' accounts.

Ratios
The ratio of stockholder's equity, excluding accumulated other comprehensive income (loss) net of tax, to total assets less certificate loans and net unrealized holding gains/losses on investment securities (capital to asset ratio) at Dec. 31, 2001 and 2000, was 5.2% and 5.4%, respectively. Under an informal agreement established with the Commissioner of Commerce for the State of Minnesota, AECC has agreed to maintain at all times a minimum capital to asset ratio of 5.0%.

-----------------------------------------------------------------------------
46p   AMERICAN EXPRESS MARKET STRATEGY CERTIFICATE -- PROSPECTUS

AMERICAN EXPRESS CERTIFICATE COMPANY RESPONSIBILITY FOR PREPARATION OF FINANCIAL STATEMENTS
The management of American Express Certificate Company (AECC) is responsible for the preparation and fair presentation of its financial statements. The financial statements have been prepared in conformity with accounting principles generally accepted in the United States which are appropriate in the circumstances, and include amounts based on the best judgment of management. AECC's management is also responsible for the accuracy and consistency of other financial information included in the prospectus.

In recognition of its responsibility for the integrity and objectivity of data in the financial statements, AECC maintains a system of internal control over financial reporting. The system is designed to provide reasonable, but not absolute, assurance with respect to the reliability of AECC's financial statements. The concept of reasonable assurance is based on the notion that the cost of internal control should not exceed the benefits derived.

Internal control is founded on an ethical climate and includes an organizational structure with clearly defined lines of responsibility, policies and procedures, a Code of Conduct, and the careful selection and training of employees. Internal auditors monitor and assess the effectiveness of internal control and report their findings to management throughout the year. AECC's independent auditors are engaged to express an opinion on the year-end financial statements and, with the coordinated support of the internal auditors, review the financial records and related data and test internal controls over financial reporting.

-----------------------------------------------------------------------------
47p   AMERICAN EXPRESS MARKET STRATEGY CERTIFICATE -- PROSPECTUS

Report of Independent Auditors

THE BOARD OF DIRECTORS AND SECURITY HOLDERS
AMERICAN EXPRESS CERTIFICATE COMPANY

We have audited the accompanying balance sheets of American Express Certificate Company, a wholly owned subsidiary of American Express Financial Corporation, as of December 31, 2001 and 2000, and the related statements of operations, comprehensive income, stockholder's equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the management of American Express Certificate Company. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of investments owned as of December 31, 2001 and 2000 by correspondence with custodians. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Express Certificate Company at December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

                                                ERNST & YOUNG LLP

Minneapolis, Minnesota

January 25, 2002

Financial Statements

Balance Sheets, Dec. 31,

Assets

($ thousands)                                                      2001           2000
Qualified Assets (note 2)
Investments in unaffiliated issuers (notes 3, 4 and 10):
   Cash and cash equivalents                                  $   72,817     $   58,711
   Held-to-maturity securities                                        --        317,732
   Available-for-sale securities                               4,073,901      3,122,950
   First mortgage loans on real estate                           343,434        358,575
   Certificate loans -- secured by certificate reserves           21,807         25,547
Investments in and advances to affiliates                            422            422
                                                               ---------      ---------
Total investments                                              4,512,381      3,883,937
                                                               ---------      ---------
Receivables:
   Dividends and interest                                         38,298         47,901
   Investment securities sold                                     21,500          1,070
                                                               ---------      ---------
Total receivables                                                 59,798         48,971
                                                               ---------      ---------
Other (note 9)                                                    48,393         53,015
                                                               ---------      ---------
Total qualified assets                                         4,620,572      3,985,923
                                                               ---------      ---------
Other Assets
Deferred federal income taxes, net (note 8)                           --         30,501
Due from Parent for federal income taxes                              --          7,016
Deferred distribution fees and other                               7,781          9,305
                                                               ---------      ---------
Total other assets                                                 7,781         46,822
                                                               ---------      ---------
Total assets                                                  $4,628,353     $4,032,745
                                                              ==========     ==========

Balance Sheets, Dec. 31, (continued)

Liabilities and Stockholder's Equity

($ thousands, except share amounts)                                          2001           2000
Liabilities
Certificate Reserves (note 5):
   Installment certificates:
      Reserves to mature                                                $  193,175     $  215,971
      Additional credits and accrued interest                                5,082          7,088
      Advance payments and accrued interest                                    645            697
      Other                                                                     33             55
   Fully paid certificates:
      Reserves to mature                                                 3,900,824      3,537,832
      Additional credits and accrued interest                               59,948         69,155
   Due to unlocated certificate holders                                        219            261
                                                                         ---------      ---------
Total certificate reserves                                               4,159,926      3,831,059
                                                                         ---------      ---------
Accounts Payable and Accrued Liabilities:
   Due to Parent (note 7)                                                      878            771
   Due to Parent for federal income taxes                                    1,774             --
   Due to other affiliates (note 7)                                            587            730
   Deferred federal income taxes, net (note 8)                                 404             --
   Payable for investment securities purchased                             163,507          1,946
   Other (notes 9 and 10)                                                   38,272         31,725
                                                                         ---------      ---------
Total accounts payable and accrued liabilities                             205,422         35,172
                                                                         ---------      ---------
Total liabilities                                                        4,365,348      3,866,231
                                                                         ---------      ---------
Commitments (note 4)
Stockholder's Equity (notes 5 and 6)
Common stock, $10 par -- authorized and issued 150,000 shares                1,500          1,500
Additional paid-in capital                                                 383,844        143,844
Retained earnings (deficit):
   Appropriated for predeclared additional credits/interest                  1,123          2,684
   Appropriated for additional interest on advance payments                     15             15
   Unappropriated                                                         (146,593)        70,937
Accumulated other comprehensive income (loss) -- net of tax (note 1)        23,116        (52,466)
                                                                         ---------      ---------
Total stockholder's equity                                                 263,005        166,514
                                                                         ---------      ---------
Total liabilities and stockholder's equity                              $4,628,353     $4,032,745
                                                                        ==========     ==========

See notes to financial statements.

Statements of Operations

Year ended Dec. 31, ($ thousands)                                         2001          2000           1999
Investment Income
Interest income from unaffiliated investments:
   Bonds and notes                                                     $214,534      $204,923       $188,062
   Mortgage loans on real estate                                         25,133        26,675         27,294
   Certificate loans                                                      1,293         1,471          1,662
Dividends                                                                19,986        32,478         35,228
Other                                                                       577           559          2,098
                                                                        -------       -------        -------
Total investment income                                                 261,523       266,106        254,344
                                                                        -------       -------        -------
Investment Expenses
Parent and affiliated company fees (note 7):
   Distribution                                                          30,924        31,209         31,484
   Investment advisory and services                                       9,248         8,779          8,692
   Transfer agent                                                         3,161         3,300          3,572
   Depository                                                               285           254            238
Options (note 9)                                                         39,510        43,430         31,095
Repurchase agreements                                                        52           124            677
Interest rate swap agreements (note 9)                                   17,616            17          1,146
Other                                                                       432           410            331
                                                                        -------       -------        -------
Total investment expenses                                               101,228        87,523         77,235
                                                                        -------       -------        -------
Net investment income before provision for certificate
   reserves and income tax benefit (expense)                            160,295       178,583        177,109
                                                                        -------       -------        -------
Provision for Certificate Reserves (notes 5 and 9)
According to the terms of the certificates:
   Provision for certificate reserves                                    10,321        12,599         11,493
   Interest on additional credits                                           597           714            874
   Interest on advance payments                                              34            33             33
Additional credits/interest authorized by AECC:
   On fully paid certificates                                           138,020       134,633        118,371
   On installment certificates                                            7,559         8,483          8,676
                                                                        -------       -------        -------
Total provision for certificate reserves before reserve recoveries      156,531       156,462        139,447
Reserve recoveries from terminations prior to maturity                   (1,144)       (1,001)          (892)
                                                                        -------       -------        -------
Net provision for certificate reserves                                  155,387       155,461        138,555
Net investment income before income tax benefit (expense)                 4,908        23,122         38,554
Income tax benefit (expense) (note 8)                                     3,348           (14)        (4,615)
                                                                        -------       -------        -------
Net investment income                                                     8,256        23,108         33,939
                                                                        -------       -------        -------
Net realized (loss) gain on investments
Securities of unaffiliated issuers before income tax expense            (92,375)      (10,110)         1,250
                                                                        -------       -------        -------
Income tax benefit (expense) (note 8):
   Current                                                               36,320          (537)        (1,151)
   Deferred                                                              (3,989)        4,076            714
                                                                        -------       -------        -------
Total income tax benefit (expense)                                       32,331         3,539           (437)
                                                                        -------       -------        -------
Net realized (loss) gain on investments                                 (60,044)       (6,571)           813
                                                                        -------       -------        -------
Cumulative effect of accounting change
   (net of income tax benefit of $214)                                     (397)           --             --
Net income -- wholly owned subsidiary                                        --            --              4
                                                                        -------       -------        -------
Net (loss) income                                                     $ (52,185)     $ 16,537       $ 34,756
                                                                      =========      ========       ========

See notes to financial statements.

Statements of Comprehensive Income (Loss)

Year ended Dec. 31, ($ thousands)                                                         2001          2000           1999
Net (loss) income                                                                       $(52,185)      $16,537      $  34,756
                                                                                        --------       -------      ---------
Other comprehensive income (loss) net of tax (note 1)
Cumulative effect of accounting change (note 1)                                           (2,187)           --             --
Unrealized gains (losses) on available-for-sale securities:
   Unrealized holding gains (losses) arising during year                                  19,959        21,840       (112,460)
   Income tax (expense) benefit                                                           (6,986)       (7,644)        39,361
                                                                                        --------       -------      ---------
   Net unrealized holding gains (losses) arising during the period                        12,973        14,196        (73,099)
                                                                                        --------       -------      ---------
   Reclassification adjustment for losses (gains) included in net income                 101,754        (1,417)        (3,058)
   Income tax (benefit) expense                                                          (35,614)          496          1,070
                                                                                        --------       -------      ---------
   Net reclassification adjustment for losses (gains) included in net income              66,139          (921)        (1,988)
                                                                                        --------       -------      ---------
Net unrealized gains (losses) on available-for-sale securities                            79,113        13,275        (75,087)
Unrealized losses on interest rate swaps:
   Unrealized losses arising during the period                                           (19,683)           --             --
   Income tax benefit                                                                      6,889            --             --
                                                                                        --------       -------      ---------
   Net unrealized holding losses arising during the period                               (12,794)           --             --
                                                                                        --------       -------      ---------
   Reclassification adjustment for losses included in net income                          17,616            --             --
   Income tax benefit                                                                     (6,166)           --             --
                                                                                        --------       -------      ---------
   Net reclassification adjustment for losses included in net loss                        11,450            --             --
                                                                                        --------       -------      ---------
Net unrealized (losses) on interest rate swaps                                            (1,344)           --             --
Net other comprehensive income (loss)                                                     75,582        13,275        (75,087)
                                                                                        --------       -------      ---------
Total comprehensive income (loss)                                                       $ 23,397       $29,812      $ (40,331)
                                                                                        ========       =======      =========

See notes to financial statements.

Statements of Stockholder's Equity

Year ended Dec. 31, ($ thousands)                                             2001          2000           1999
Common Stock
Balance at beginning and end of year                                        $   1,500      $  1,500       $  1,500
                                                                            ---------      --------       --------
Additional Paid-in Capital
Balance at beginning of year                                                $ 143,844      $143,844       $143,844
Contribution from Parent                                                      240,000            --             --
                                                                            ---------      --------       --------
Balance at end of year                                                      $ 383,844      $143,844       $143,844
                                                                            ---------      --------       --------
Retained Earnings
Appropriated for predeclared additional credits/interest (note 5)
Balance at beginning of year                                                $   2,684      $  2,879       $  3,710
Transferred to unappropriated retained earnings                                (1,561)         (195)          (831)
                                                                            ---------      --------       --------
Balance at end of year                                                      $   1,123      $  2,684       $  2,879
                                                                            ---------      --------       --------
Appropriated for additional interest on advance payments (note 5)
Balance at beginning of year                                                $      15      $     10       $     10
Transferred from unappropriated retained earnings                                  --             5             --
                                                                            ---------      --------       --------
Balance at end of year                                                      $      15      $     15       $     10
                                                                            ---------      --------       --------
Unappropriated (note 6)
Balance at beginning of year                                                $  70,937      $ 59,210       $ 63,623
Net (loss) income                                                             (52,185)       16,537         34,756
Transferred from appropriated retained earnings                                 1,561           190            831
Capital dividends declared                                                   (166,906)           --             --
Cash dividends declared                                                            --        (5,000)       (40,000)
                                                                            ---------      --------       --------
Balance at end of year                                                      $(146,593)     $ 70,937       $ 59,210
                                                                            ---------      --------       --------
Accumulated other comprehensive (loss) income -- net of tax (note 1)
Balance at beginning of year                                                $ (52,466)     $(65,741)      $  9,346
Net other comprehensive income (loss)                                          75,582        13,275        (75,087)
                                                                            ---------      --------       --------
Balance at end of year                                                      $  23,116      $(52,466)      $(65,741)
                                                                            ---------      --------       --------
Total stockholder's equity                                                  $ 263,005      $166,514       $141,702
                                                                            =========      ========       ========

See notes to financial statements.

Statements of Cash Flows

Year ended Dec. 31, ($ thousands)                                                     2001          2000           1999
Cash Flows from Operating Activities
Net (loss) income                                                                $   (52,185)  $    16,537    $    34,756
Adjustments to reconcile net (loss) income to net cash
   provided by operating activities:
   Cumulative effect of accounting change, net of tax (note 1)                           397            --             --
   Net income of wholly owned subsidiary                                                  --            --             (4)
   Net provision for certificate reserves                                            155,387       155,461        138,555
   Interest income added to certificate loans                                           (820)         (914)        (1,037)
   Amortization of premiums/discounts-net                                             (1,483)       42,192         29,030
   Provision for deferred federal income taxes                                        (9,793)        4,940         (1,063)
   Net realized loss (gain) on investments before income taxes                        92,375        10,110         (1,250)
   Decrease (increase) in dividends and interest receivable                            9,603        (6,317)         4,995
   Decrease in deferred distribution fees                                              1,525         2,946          3,533
   Decrease (increase) in other assets                                                 4,622        (7,016)         1,082
   Increase (decrease) in other liabilities                                           14,001        (2,823)       (18,390)
                                                                                     -------       -------        -------
Net cash provided by operating activities                                            213,629       215,116        190,207
                                                                                     -------       -------        -------
Cash Flows from Investing Activities
Maturity and redemption of investments:
   Held-to-maturity securities                                                            --       138,150        134,907
   Available-for-sale securities                                                     704,877       447,643        426,257
   Other investments                                                                  30,307        68,877         73,387
Sale of investments:
   Held-to-maturity securities                                                            --         8,836             --
   Available-for-sale securities                                                     969,308       312,612        107,244
Certificate loan payments                                                              3,127         3,399          4,162
Purchase of investments:
   Held-to-maturity securities                                                            --          (161)        (6,785)
   Available-for-sale securities                                                  (2,274,412)   (1,250,487)      (554,270)
   Other investments                                                                 (54,927)      (49,460)      (102,183)
Certificate loan fundings                                                             (2,830)       (3,197)        (3,680)
                                                                                     -------       -------        -------
Net cash (used in) provided by investing activities                                 (624,550)     (323,788)        79,039
                                                                                     -------       -------        -------
Cash Flows from Financing Activities
Payments from certificate owners                                                   1,919,769     1,667,475      1,596,079
Proceeds from repurchase agreements                                                      500            --        123,500
Certificate maturities and cash surrenders                                        (1,734,742)   (1,517,178)    (1,662,239)
Payments under repurchase agreements                                                    (500)      (25,000)      (239,500)
Capital contribution from parent                                                     240,000            --             --
Dividends paid                                                                            --        (5,000)       (40,000)
                                                                                     -------       -------        -------
Net cash provided by (used in) financing activities                                  425,027       120,297       (222,160)
                                                                                     -------       -------        -------
Net increase in cash and cash equivalents                                             14,106        11,625         47,086
Cash and cash equivalents at beginning of year                                        58,711        47,086             --
                                                                                     -------       -------        -------
Cash and cash equivalents at end of year                                         $    72,817   $    58,711    $    47,086
                                                                                 ===========   ===========    ===========
Supplemental Disclosures Including Non-cash Transactions
Cash paid for income taxes                                                       $        --   $     2,558    $     9,233
Certificate maturities and surrenders through loan reductions                          4,263         4,060          4,003
                                                                                     -------       -------        -------

See notes to financial statements.

Notes to Financial Statements

($ in thousands unless indicated otherwise)

1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Nature of business
American Express Certificate Company (AECC) is a wholly owned subsidiary of American Express Financial Corporation (Parent), which is a wholly owned subsidiary of American Express Company. AECC is registered as an investment company under the Investment Company Act of 1940 ("the 1940 Act") and is in the business of issuing face-amount investment certificates. The certificates issued by AECC are not insured by any government agency. AECC's certificates are sold primarily by American Express Financial Advisors Inc.'s (AEFA) (an affiliate) field force operating in 50 states, the District of Columbia and Puerto Rico. The Parent acts as investment advisor for AECC.

AECC currently offers ten types of certificates with specified maturities ranging from 10 to 20 years. Within their specified maturity, most certificates have interest rate terms of one- to 36-months. In addition, three types of certificates have interest tied, in whole or in part, to any upward movement in a broad-based stock market index. Except for two types of certificates, all of the certificates are available as qualified investments for Individual Retirement Accounts or 401(k) plans and other qualified retirement plans.

AECC's gross income is derived primarily from interest and dividends generated by its investments. AECC's net income is determined by deducting from such gross income its provision for certificate reserves, and other expenses, including taxes, the fee paid to Parent for investment advisory and other services, and the distribution fees paid to AEFA.

Described below are certain accounting policies that are important to an understanding of the accompanying financial statements.

Basis of financial statement presentation
The accompanying financial statements are presented in accordance with accounting principles generally accepted in the United States. AECC uses the equity method of accounting for its wholly owned unconsolidated subsidiary, which is the method prescribed by the Securities and Exchange Commission (SEC) for non-investment company subsidiaries.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of income and expenses during the year then ended. Actual results could differ from those estimates.

Fair values of financial instruments
The fair values of financial instruments disclosed in the notes to financial statements are estimates based upon current market conditions and perceived risks, and require varying degrees of management judgment.

Preferred stock dividend income
AECC recognizes dividend income from cumulative redeemable preferred stocks with fixed maturity amounts on an accrual basis similar to that used for recognizing interest income on debt securities. Dividend income from perpetual preferred stock is recognized on an ex-dividend basis.

Cash and cash equivalents
Cash equivalents are carried at amortized cost, which approximates fair value. AECC has defined cash and cash equivalents as cash in banks and highly liquid investments with a maturity of three months or less at acquisition and are not interest rate sensitive.

Investment securities
Debt securities that AECC has both the positive intent and ability to hold to maturity are carried at amortized cost. Debt securities AECC does not have the positive intent to hold to maturity, as well as all marketable equity securities, are classified as available for sale and carried at fair value. Unrealized holding gains and losses on securities classified as Available for sale are carried, net of deferred income taxes, as Accumulated other comprehensive income (loss) in Stockholder's Equity.

The basis for determining cost in computing realized gains and losses on securities is specific identification. When there is a decline in value that is other than temporary, the securities are carried at fair value with the amount of adjustment included in income.

First mortgage loans on real estate
Mortgage loans are carried at amortized cost, less reserves for losses, which is the basis for determining any realized gains or losses. The estimated fair value of the mortgage loans is determined by a discounted cash flow analysis using mortgage interest rates currently offered for mortgages of similar maturities.

Impairment is measured as the excess of the loan's recorded investment over its present value of expected principal and interest payments discounted at the loan's effective interest rate, or the fair value of collateral. The amount of the impairment is recorded in a reserve for mortgage loan losses.

The reserve for mortgage loan losses is maintained at a level that management believes is adequate to absorb estimated losses in the portfolio. The level of the reserve account is determined based on several factors, including historical experience, expected future principal and interest payments, estimated collateral values, and current economic and political conditions. Management regularly evaluates the adequacy of the reserve for mortgage loan losses.

AECC generally stops accruing interest on mortgage loans for which interest payments are delinquent more than three months. Based on management's judgment as to the ultimate collectibility of principal, interest payments received are either recognized as income or applied to the recorded investment in the loan.

Certificates
Investment certificates may be purchased either with a lump-sum payment or by installment payments. Certificate owners are entitled to receive at maturity a definite sum of money. Payments from certificate owners are credited to investment certificate reserves. Investment certificate reserves accumulate interest at specified percentage rates as declared by AECC.

Reserves also are maintained for advance payments made by certificate owners, accrued interest thereon, and for additional credits in excess of minimum guaranteed rates and accrued interest thereon. On certificates allowing for the deduction of a surrender charge, the cash surrender values may be less than accumulated investment certificate reserves prior to maturity dates. Cash surrender values on certificates allowing for no surrender charge are equal to certificate reserves. The payment distribution, reserve accumulation rates, cash surrender values, reserve values and other matters are governed by the 1940 Act.

Deferred distribution fee expense
On certain series of certificates, distribution fees are deferred and amortized over the estimated lives of the related certificates, which is approximately 10 years. Upon surrender prior to maturity, unamortized deferred distribution fees are recognized in expense and any related surrender charges are recognized as a reduction in Provision for certificate reserves.

Federal income taxes
AECC's taxable income or loss is included in the consolidated federal income tax return of American Express Company. AECC provides for income taxes on a separate return basis, except that, under an agreement between Parent and American Express Company, tax benefits are recognized for losses to the extent they can be used in the consolidated return. It is the policy of the Parent and its subsidiaries that the Parent will reimburse a subsidiary for any tax benefits recorded.

Accounting developments
Effective Jan. 1, 2001, AECC adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended (SFAS No. 133), which establishes the accounting and reporting standards for derivative instruments and hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities on the balance sheet and measure those instruments at fair value. Changes in the fair value of a derivative are recorded in earnings or directly to equity, depending on the instrument's designated use. Those derivative instruments that are designated and qualify as hedging instruments are further classified as either a cash flow hedge, a fair value hedge, or a hedge of a net investment in a foreign operation, based upon the exposure being hedged. The adoption of SFAS No. 133 on Jan. 1, 2001, resulted in a cumulative after-tax reduction of $397 and $2,187 to earnings and other comprehensive income (OCI), respectively. See Note 9 for further discussion of the Company's derivative and hedging activities.

In July 2000, the Financial Accounting Standards Board's (FASB) Emerging Issues Task Force (EITF) issued a consensus on Issue 99-20, "Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets." The Company elected to early adopt the consensus as of Jan. 1, 2001. Issue 99-20 prescribes new procedures for recording interest income and measuring impairment on retained and purchased beneficial interests. The consensus primarily affects certain structured securities. Although there was no significant impact resulting from the adoption of Issue 99-20, the Company holds structured securities that are accounted for under Issue 99-20.

2. DEPOSIT OF ASSETS AND MAINTENANCE OF QUALIFIED ASSETS
Under the provisions of its certificates and the 1940 Act, AECC was required to have Qualified Assets (as that term is defined in Section 28(b) of the 1940 Act) in the amount of $4,152,437 and $3,829,659 at Dec. 31, 2001 and 2000,
respectively. AECC had Qualified Assets of $4,413,104 at Dec. 31, 2001 and $4,064,694 at Dec. 31, 2000, excluding net unrealized appreciation on Available-for-sale securities of $43,962 at Dec. 31, 2001, and unrealized depreciation of $80,717 at Dec. 31, 2000, respectively, and Payable for investment securities purchased of $163,507 and $1,946 at Dec. 31, 2001 and 2000, respectively.

Qualified Assets are valued in accordance with such provisions of Minnesota Statutes as are applicable to investments of life insurance companies. Qualified assets for which no provision for valuation is made in such statutes are valued in accordance with rules, regulations or orders prescribed by the SEC. These values are the same as financial statement carrying values, except for debt securities classified as available for sale and all marketable equity securities, which are carried at fair value in the financial statements but are valued at amortized cost for qualified asset and deposit maintenance purposes.

Pursuant to provisions of the certificates, the 1940 Act, the central depository agreement and requirements of various states, qualified assets of AECC were deposited as follows:

                                                                        Dec. 31, 2001
                                                                            Required
                                                            Deposits        deposits       Excess
Deposits to meet certificate liability requirements:
States                                                     $      361     $      318      $     43
Central Depository                                          4,547,283      4,129,056       418,227
                                                            ---------      ---------       -------
Total                                                      $4,547,644     $4,129,374      $418,270
                                                           ----------     ----------      --------

                                                                         Dec. 31, 2001
                                                                            Required
                                                            Deposits        deposits       Excess
Deposits to meet certificate liability requirements:
States                                                     $      360     $      320      $     40
Central Depository                                          4,051,611      3,800,923       250,688
                                                            ---------      ---------       -------
Total                                                      $4,051,971     $3,801,243      $250,728
                                                           ----------     ----------      --------

The assets on deposit at Dec. 31, 2001 and 2000 consisted of securities having a deposit value of $3,955,748 and $3,589,196, respectively; mortgage loans of $343,434 and $358,575, respectively; and other assets of $248,462 and $104,200, respectively.

American Express Trust Company is the central depository for AECC. See note 7.

3. INVESTMENTS IN SECURITIES
Fair values of investments in securities represent market prices or estimated fair values when quoted prices are not available. Estimated fair values are determined by using established procedures, involving review of market indexes, price levels of current offerings and comparable issues, price estimates, discounted cash flows, and market data from independent brokers and financial files. The procedures are reviewed annually by management and the Board of Directors.

Because of changes to the rules for hedging investments, the transition provisions of SFAS No. 133, as amended, permitted held-to-maturity securities under SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," to be reclassified at the date of adoption to available-for-sale or trading. AECC reclassified all held-to-maturity securities to available-for-sale upon adoption.

A summary of Available-for-sale securities and Held-to-maturity securities at Dec. 31, is as follows:

                                                                        2001
                                                                 Gross         Gross
                                                 Amortized    unrealized    unrealized     Fair
                                                   cost          gains        losses       value
Available for sale:
U.S. Government and agencies obligations        $      361      $    24       $   --   $      385
Mortgage-backed securities                       2,136,070       23,121       10,059    2,149,132
State and municipal obligations                     10,893          563           --       11,456
Corporate debt securities                        1,683,198       38,660       12,992    1,708,866
Stated maturity preferred stock                    168,963        4,489          150      173,302
Perpetual preferred stock                           30,282          454          320       30,416
Common stock                                           172          172           --          344
                                                ----------      -------     --------   ----------
Total                                           $4,029,939      $67,483     $ 23,521   $4,073,901
                                                ----------      -------     --------   ----------

                                                                        2000
                                                                 Gross         Gross
                                                 Amortized    unrealized    unrealized     Fair
                                                   cost          gains        losses       value
Held to maturity:
U.S. Government and agencies obligations        $      161      $     8       $   --   $      169
Mortgage-backed securities                          12,604          160           --       12,764
Corporate debt securities                           35,794          713          662       35,845
Stated maturity preferred stock                    269,173        5,974        3,245      271,902
                                                ----------      -------     --------   ----------
Total                                           $  317,732      $ 6,855     $  3,907   $  320,680
                                                ----------      -------     --------   ----------
Available for sale:
U.S. Government and agencies obligations        $      199      $     6       $   --   $      205
Mortgage-backed securities                       1,106,998       15,747          822    1,121,923
State and municipal obligations                     17,911          370           --       18,281
Corporate debt securities                        1,902,799       13,715      106,327    1,810,187
Stated maturity preferred stock                     66,752          565        1,183       66,134
Perpetual preferred stock                          109,008          533        3,321      106,220
                                                ----------      -------     --------   ----------
Total                                           $3,203,667      $30,936     $111,653   $3,122,950
                                                ----------      -------     --------   ----------

The amortized cost and fair value of Available-for-sale securities, by contractual maturity at Dec. 31, 2001 are shown below. Cash flows may differ from contractual maturities because issuers may have the right to call or prepay obligations.

                                                         Amortized       Fair
                                                           cost          value
Due within 1 year                                     $  399,669    $  405,687
Due after 1 year through 5 years                         957,911       981,500
Due after 5 years through 10 years                       276,864       273,693
Due after 10 years                                       228,971       233,129
                                                      ----------    ----------
                                                       1,863,415     1,894,009
Mortgage-backed securities                             2,136,070     2,149,132
Perpetual preferred stock                                 30,282        30,416
Common stock                                                 172           344
                                                      ----------    ----------
Total                                                 $4,029,939    $4,073,901
                                                      ----------    ----------

During the years ended Dec. 31, 2001 and 2000, there were no securities classified as trading securities. The proceeds from sales of Available-for-sale securities and the gross realized gains and gross realized losses on those sales during the years ended Dec. 31, were as follows:

                                            2001           2000          1999
Proceeds                                $1,694,615      $312,728      $105,112
Gross realized gains                        20,679         4,447         3,270
Gross realized losses                      111,864         3,136           195
                                        ----------      --------      --------

During the years ended Dec. 31, 2001, 2000 and 1999, AECC recognized losses of $81,292, $11,413, and $2,141, respectively, due to declines in the fair value of available-for-sale securities that were other than temporary. These amounts are reflected in Net realized loss on investments in the Statements of Operations.

Sales of Held-to-maturity securities, due to credit concerns and acceptance of a tender offer during the year ended Dec. 31, 2000 was as follows:

                                             2001          2000           1999
Amortized cost                               $--          $9,015           $--
Gross realized gains                          --              94            --
Gross realized losses                         --             273            --
                                        ----------      --------      --------

Investments in securities with fixed maturities comprised 88% and 87% of AECC's total invested assets at Dec. 31, 2001 and 2000, respectively. Securities are rated by Moody's and Standard & Poors (S&P), or by Parent's internal analysts, using criteria similar to Moody's and S&P, when a public rating does not exist. A summary of investments in securities with fixed maturities by rating of investment is as follows:

Rating                                                       2001          2000
Aaa/AAA                                                       60%           44%
Aa/AA                                                          2             1
Aa/A                                                           1             1
A/A                                                           11            13
A/BBB                                                          4             3
Baa/BBB                                                       20            28
Below investment grade                                         2            10
                                                             ---           ---
Total                                                        100%          100%
                                                             ---           ---

Of the securities rated Aaa/AAA, 88% and 73% at Dec. 31, 2001 and 2000, respectively, are U.S. Government Agency mortgage-backed securities that are not rated by a public rating agency. At Dec. 31, 2001 and 2000, approximately 11% and 13%, respectively, of securities with fixed maturities, other than U.S. Government Agency mortgage-backed securities, are rated by Parent's internal analysts.

At Dec. 31, 2001 and 2000 no one issuer, other than U.S. Government Agency mortgage-backed securities, is greater than 1% of AECC's total investment in securities with fixed maturities.

AECC reserves freedom of action with respect to its acquisition of restricted securities that offer advantageous and desirable investment opportunities. In a private negotiation, AECC may purchase for its portfolio all or part of an issue of restricted securities. Since AECC would intend to purchase such securities for investment and not for distribution, it would not be "acting as a distributor" if such securities are resold by AECC at a later date.

The fair values of restricted securities are determined by the board of directors using the procedures and factors as described previously.

In the event AECC were to be deemed to be a distributor of the restricted securities, it is possible that AECC would be required to bear the costs of registering those securities under the Securities Act of 1933, although in most cases such costs would be incurred by the issuer of the restricted securities.

AECC's net losses for the year were primarily composed of a $36.9 million loss to recognize the impact of higher default assumptions used to determine impairment on rated structured investments and a $57.1 million loss on high-yield securities. The write-downs of these investments are associated with the company's decision to reduce the Company's holdings of high-yield investments and rebalance the fixed maturity investment portfolio towards higher quality, less volatile holdings.

4. INVESTMENTS IN FIRST MORTGAGE LOANS ON REAL ESTATE
At Dec. 31, 2001 and 2000, AECC's recorded investment in impaired mortgage loans was $nil and $155, respectively, and the reserve for loss on those amounts were $nil. During 2001, 2000, and 1999, the average recorded investment in impaired mortgage loans was $nil, $195 and $267, respectively.

AECC recognized $nil, $13, and $25 of interest income related to impaired mortgage loans for the years ended Dec. 31, 2001, 2000, and 1999, respectively.

The reserve for loss on mortgage loans increased to $1,935 on Dec. 31, 2001, from $744 at Dec. 31, 2000 and $511 at Dec. 31, 1999.

At Dec. 31, 2001 and 2000, approximately 8% and 9%, respectively, of AECC's invested assets were First mortgage loans on real estate. A summary of First mortgage loans on real estate by region and property type at Dec. 31, is as follows:

Region                                                       2001         2000
South Atlantic                                                20%           20%
West North Central                                            17            18
East North Central                                            15            16
Mountain                                                      17            16
West South Central                                            13            12
Pacific                                                        9             7
New England                                                    4             6
Middle Atlantic                                                5             5
                                                             ---           ---
Total                                                        100%          100%
                                                             ---           ---

Property Type                                                2001          2000
Office buildings                                              29%           28%
Retail/shopping centers                                       24            27
Apartments                                                    17            17
Industrial buildings                                          14            15
Other                                                         16            13
                                                             ---           ---
Total                                                        100%          100%
                                                             ---           ---

The carrying amounts and fair values of First mortgage loans on real estate at Dec. 31 are below. The fair values are estimated using discounted cash flow analyses, using market interest rates currently being offered for loans with similar maturities.

                                                          2001                     2000
                                                  Carrying      Fair        Carrying      Fair
                                                   amount       value        amount       value
First mortgage loans on real estate               $345,369     $348,873     $359,319     $356,283
Reserve for losses                                  (1,935)          --         (744)          --
                                                  --------     --------     --------     --------
Net first mortgage loans on
  real estate                                     $343,434     $348,873     $358,575     $356,283
                                                  --------     --------     --------     --------

At Dec. 31, 2001 and 2000, commitments for fundings of first mortgage loans, at market interest rates, aggregated $7,100 and $1,200, respectively. AECC holds the mortgage document, which gives it the right to take possession of the property if the borrower fails to perform according to the terms of the agreements. AECC employs policies and procedures to ensure the creditworthiness of the borrowers and that funds will be available on the funding date. AECC's loan fundings are restricted to 80% or less of the market value of the real estate at the time of the loan funding. Management believes there is no fair value for these commitments.

5. CERTIFICATE RESERVES
Reserves maintained on outstanding certificates have been computed in accordance with the provisions of the certificates and Section 28 of the 1940 Act. The average rates of accumulation on certificate reserves at Dec. 31, were as follows:

                                                                  2001
                                                                 Average       Average
                                                                  gross      additional
                                                  Reserve      accumulation    credit
                                                  balance         rate          rate
Installment certificates:
Reserves to mature:
   With guaranteed rates                        $   14,367         3.50%         .50%
   Without guaranteed rates (A)                    178,808           --         3.94
Additional credits and accrued interest              5,082         3.18           --
Advance payments and accrued interest (C)              645         3.26          .21
Other                                                   33           --           --
Fully paid certificates:
Reserves to mature:
   With guaranteed rates                           104,025         3.20          .24
   Without guaranteed rates (A) and (D)          3,796,799           --         2.71
Additional credits and accrued interest             59,948         3.12           --

Due to unlocated certificate holders                   219           --           --
                                                    ------         ----         ----
Total                                           $4,159,926
                                                ----------

                                                                  2000
                                                                 Average       Average
                                                                  gross      additional
                                                  Reserve      accumulation    credit
                                                  balance         rate          rate
Installment certificates:
Reserves to mature:
   With guaranteed rates                        $   16,217        3.50%        1.65%
   Without guaranteed rates (A)                    199,754           --         4.13
Additional credits and accrued interest              7,088         3.17           --
Advance payments and accrued interest (C)              697         3.22         1.93
Other                                                   55           --           --
Fully paid certificates:
Reserves to mature:
   With guaranteed rates                           113,194         3.20         1.78
   Without guaranteed rates (A) and (D)          3,424,638           --         3.06
Additional credits and accrued interest             69,155         3.12           --
Due to unlocated certificate holders                   261           --           --
                                                    ------         ----         ----
Total                                           $3,831,059
                                                ----------

A) There is no minimum rate of accrual on these reserves. Interest is declared periodically, quarterly or annually, in accordance with the terms of the separate series of certificates.

B) On certain series of single payment certificates, additional interest is predeclared for periods greater than one year. At Dec. 31, 2001, $1,123 of retained earnings had been appropriated for the predeclared additional interest, which represents the difference between certificate reserves on these series, calculated on a statutory basis, and the reserves maintained per books.

C) Certain series of installment certificates guarantee accrual of interest on advance payments at an average of 3.26%. AECC has increased the rate of accrual to 4.00% through April 30, 2003. An appropriation of retained earnings amounting to $15 has been made, which represents the estimated additional accrual that will result from the increase granted by AECC.

D) American Express Stock Market Certificate, American Express Market Strategy Certificate and American Express Equity Indexed Savings Certificate enable the certificate owner to participate in any relative rise in a major stock market index without risking loss of principal. Generally the certificates have a term of 12 months and may continue for up to 20 successive terms. The reserve balance on these certificates at Dec. 31, 2001 and 2000 was $1,095,531 and $1,063,383, respectively.

E) Fair values of certificate reserves with interest rate terms of one year or less approximated the carrying values less any applicable surrender charges. Fair values for other certificate reserves are determined by discounted cash flow analyses using interest rates currently offered for certificates with similar remaining terms, less any applicable surrender charges.

The carrying amounts and fair values of certificate reserves at Dec. 31, consisted of the following:

                                                                 2001                         2000
                                                       Carrying        Fair         Carrying        Fair
                                                        amount         value         amount         value
Reserves with terms of one year or less               $3,867,493     $3,872,897     $3,576,811    $3,575,189
Other                                                    292,433        301,621        254,248       254,499
                                                         -------        -------        -------       -------
Total certificate reserves                             4,159,926      4,174,518      3,831,059     3,829,688
Unapplied certificate transactions                         2,152          2,152          1,255         1,255
Certificate loans and accrued interest                   (22,054)       (22,054)       (25,843)      (25,843)
                                                         -------        -------        -------       -------
Total                                                 $4,140,024     $4,154,616     $3,806,471    $3,805,100
                                                      ----------     ----------     ----------    ----------

6. DIVIDEND RESTRICTION
Certain series of installment certificates outstanding provide that cash dividends may be paid by AECC only in calendar years for which additional credits of at least one-half of 1% on such series of certificates have been authorized by AECC. This restriction has been removed for 2002 and 2003 by AECC's declaration of additional credits in excess of this requirement.

7. RELATED PARTY TRANSACTIONS ($ NOT IN THOUSANDS)
Investment advisory, joint facilities, technology support and treasury services

The investment advisory and services agreement with Parent provides for a graduated scale of fees equal on an annual basis to 0.750% on the first $250 million of total book value of assets of AECC, 0.650% on the next $250 million, 0.550% on the next $250 million, 0.500% on the next $250 million and 0.107% on the amount in excess of $1 billion. The fee is payable monthly in an amount equal to one-twelfth of each of the percentages set forth above. Excluded from assets for purposes of this computation are first mortgage loans, real estate and any other asset on which AECC pays an outside service fee.

Distribution services
Fees payable to AEFA on sales of AECC's certificates are based upon terms of agreements giving AEFA the right to distribute the certificates covered under the agreements. The agreements provide for payment of fees over a period of time.

From time to time, AECC may sponsor or participate in sales promotions involving one or more of the certificates and their respective terms. These promotions may offer a special interest rate to attract new clients or retain existing clients. To cover the cost of these promotions, distribution fees paid to AEFA may be lowered. For the promotion of the seven-month interest rate term American Express Flexible Savings Certificate which occurred March 7, 2001 to May 8, 2001 and Oct. 31, 2001 to Dec. 11, 2001, the distribution fee was lowered to 0.030% and 0.017%, respectively. For the promotion of the seven- and 13-month interest rate term Flexible Savings Certificate which occurred Aug. 4, 1999 to April 25, 2000, the distribution fee was lowered to 0.067%.

The Aggregate fees payable under the agreements per $1,000 face amount of installment certificates and a summary of the periods over which the fees are payable are:

                                                                              Number of
                                                                             certificate
                                                                             years over
                                          Aggregate fees payable                which
                                                                             subsequent
                                                   First       Subsequent    years' fees
                                     Total         year           years      are payable
On sales effective April 30, 1997    $25.00         $2.50         $22.50         9
                                     ------         -----         ------         -

Effective April 25, 2001 fees on the American Express Cash Reserve Certificate are paid at a rate of 0.0625% of the purchase price at the time of issuance and 0.0625% of the reserves maintained for these certificates at the beginning of the second and subsequent quarters from issue date. For certificates sold from April 30, 1997 to April 24, 2001, fees on the American Express Cash Reserve Certificate are paid at a rate of 0.20% of the purchase price at the time of issuance and 0.20% of the reserves maintained for these certificates at the beginning of the second and subsequent quarters from issue date.

Effective April 26, 2000, fees on the American Express Flexible Savings Certificate are paid at a rate of 0.08% of the purchase price at the time of issuance and 0.08% of the reserves maintained for these certificates at the beginning of the second and subsequent quarters from issue date. For certificates sold from April 30, 1997 to April 25, 2000, fees were paid at the rate of 0.20% of the purchase price at time of issuance and 0.20% of the reserves maintained for these certificates at the beginning of the second and subsequent quarters from issue date.

Fees on the American Express Investors Certificate are paid at an annualized rate of 1% of the reserves maintained for the certificates. Fees are paid at the end of each term on certificates with a one-, two- or three-month term. Fees are paid each quarter from date of issuance on certificates with a six-, 12-, 24- or 36-month term.

Fees on the American Express Preferred Investors Certificate are paid at a rate of 0.165% of the initial payment on issue date of the certificate and 0.165% of the certificate's reserve at the beginning of the second and subsequent quarters from issue date.

Effective April 28, 1999, fees on the American Express Stock Market, sold through AEFA, and American Express Market Strategy Certificates are paid at a rate of 0.90%. For certificates sold from April 30, 1997 to April 27, 1999, fees were paid at the rate of 0.70%. Fees are paid on the purchase price on the first day of the certificate's term and on the reserves maintained for these certificates at the beginning of each subsequent term.

Effective April 26, 2000, fees on the American Express Stock Market Certificates, sold through American Express Bank International, are paid at a rate of 0.90%. For certificates sold from April 28, 1999 to April 25, 2000, fees were paid at the rate of 1.00%. For certificates sold from April 30, 1997 to April 27, 1999, fees were paid at a rate of 1.25%. Fees are paid on the purchase price on the first day of the certificate's term and on the reserves maintained for these certificates at the beginning of each subsequent term.

Fees on the American Express Equity Indexed Savings Certificate are paid at a rate of 1.00% of the initial investment on the first day of each certificate's term and 1.00% of the certificate's reserve at the beginning of each subsequent term.

Depository fees
The basis for computing fees paid or payable to American Express Trust Company for depository services is as follows:

Depository fees paid or payable to American Express Trust Company (an affiliate) is:

Maintenance charge per account                    5 cents per $1,000 of assets on deposit
Transaction charge                                $20 per transaction
Security loan activity:
   Depositary Trust Company receive/deliver       $20 per transaction
   Physical receive/deliver                       $25 per transaction
   Exchange collateral                            $15 per transaction

A transaction consists of the receipt or withdrawal of securities and commercial paper and/or a change in the security position. The charges are payable quarterly except for maintenance, which is an annual fee.

Distribution fees
The basis for computing fees paid or payable to American Express Bank Ltd. (an affiliate) for the distribution of the American Express Special Deposits Certificate on an annualized basis is 1.25% of the reserves maintained for the certificates on an amount from $100,000 to $249,999, 0.80% on an amount from $250,000 to $499,999, 0.65% on an amount from $500,000 to $999,999 and 0.50% on an amount $1,000,000 or more. Fees are paid at the end of each term on certificates with a one-, two- or three-month term. Fees are paid at the end of each quarter from date of issuance on certificates with a six-, 12-, 24- or 36-month term.

Transfer agent fees
The basis of computing Transfer agent fees paid or payable to American Express Client Service Corporation (AECSC) (an affiliate) is under a Transfer Agency Agreement effective Jan. 1, 1998. AECSC maintains certificate owner accounts and records. AECC pays AECSC a monthly fee of one-twelfth of $10.353 per certificate owner account for this service. Prior to Jan. 1, 1998, AEFC provided this service to AECC under the investment advisory and services agreement.

Dividends
The Company paid a $167 million dividend to its parent, American Express Financial Corporation by transferring at book value certain Collateralized Debt Obligation (CDO) securities owned by the Company. In part, the dividend was paid to allow AEFC to transfer the CDO securities and related accrued interest into a securitization trust.

8. INCOME TAXES
Income tax benefit (expense) as shown in the Statements of Operations for the three years ended Dec. 31, consists of:

                                                          2001           2000          1999
Federal:
  Current                                               $26,007       $ 8,586        $(5,978)
  Deferred                                                9,792        (4,941)         1,063
                                                          -----        ------          -----
                                                         35,799         3,645         (4,915)
State                                                      (120)         (120)          (137)
                                                           ----          ----           ----
Total income tax benefit (expense)                      $35,679       $ 3,525        $(5,052)
                                                        -------       -------        -------

Income tax benefit (expense) differs from that computed by using the U.S.
Statutory rate of 35%. The principal causes of the difference in each year are shown below:

                                                          2001           2000          1999
Federal tax benefit (expense) at U.S. statutory rate    $30,752       $(4,554)      $(13,932)
Dividend exclusion                                        4,971         8,064          8,730
Tax-exempt interest                                          41            82            264
Other, net                                                   35            53             23
                                                             --            --             --
Federal tax benefit (expense)                           $35,799       $ 3,645       $ (4,915)
                                                        -------       -------       --------

Deferred income taxes result from the net tax effects of temporary differences. Temporary differences are differences between the tax bases of assets and liabilities and their reported amounts in the financial statements that will result in differences between income for tax purposes and income for financial statement purposes in future years. Principal components of AECC's Deferred tax assets and Deferred tax liabilities as of Dec. 31, are as follows:

Deferred tax assets                                        2001          2000
Investment reserves                                     $13,723        $ 5,081
Certificate reserves                                      5,743          1,869
Investment unrealized losses                                 --         28,251
Investments                                                 546            646
Other, net                                                  160             18
                                                            ---             --
Total deferred tax assets                               $20,172        $35,865
                                                        -------        -------

Deferred tax liabilities
Investment unrealized gains                             $12,389         $   --
Deferred distribution fees                                2,721          3,255
Purchased/written call options                            5,227          1,523
Dividends receivable                                        196            543
Return of capital dividends                                  43             43
                                                             --             --
Total deferred tax liabilities                           20,576          5,364
                                                         ------          -----
Net deferred tax (liabilities) assets                   $  (404)       $30,501
                                                        -------        -------

AECC is required to establish a valuation allowance for any portion of the Deferred tax assets that management believes will not be realized. In the opinion of management, it is more likely than not that AECC will realize the benefit of the Deferred tax assets and, therefore, no such valuation allowance has been established.

9. DERIVATIVE FINANCIAL INSTRUMENTS
AECC maintains an overall risk management strategy that incorporates the use of derivative instruments to minimize significant unplanned fluctuations in earnings that are caused by interest rate and equity market volatility. The Company enters into interest rate swaps to manage interest rate sensitivity and enters into options and futures contracts to mitigate the negative effect on earnings that would result from an increase in the equity markets.

AECC is exposed to risk associated with fluctuating interest payments on certain certificate products tied to the London Interbank Offered Rate (LIBOR) as the certificate products reset at shorter intervals than the average maturity of the investment portfolio. The Company's goal is to manage interest rate sensitivity by modifying the repricing characteristics of certificate liabilities so that the interest credited to related investment certificate owners is not adversely affected by movements in interest rates. As a result of interest rate fluctuations, the amount of interest paid on hedged liabilities will positively or negatively impact reported earnings. Income or loss on the derivative instruments that are linked to the hedged liabilities will generally offset the effect of this impact. The Company views this strategy as a prudent management of interest rate sensitivity, such that earnings are not exposed to undue risk presented by changes in interest rates.

AECC uses interest rate swap contracts to hedge the risk of rising interest rates on a portion of the certificate products. Interest rate swaps generally involve the exchange of fixed and variable rate interest rate payments between two parties, based on a common notional principal amount and maturity date. The Company is required to pay the counterparty to the contracts a stream of fixed interest payments, and in turn, receives a stream of LIBOR-based variable interest payments.

The interest rate swaps qualify for and are designated as cash flow hedges. The effective portions of changes in the fair value of the derivatives are recorded in OCI. Amounts are reclassified from OCI to Investment expenses as interest is credited to certificate reserves. The fair value of the interest rate swaps are included in Accounts payable and accrued liabilities on the balance sheet.

For the year ended Dec. 31, 2001, AECC recognized no losses on the derivatives as a result of ineffectiveness. During 2001, $17,616 of unrealized net losses accumulated in OCI were reclassified into earnings. An estimated $8,000 of the unrealized losses accumulated in OCI related to derivatives designated as cash flow hedges will be reclassified into earnings by Dec. 31, 2002. This effect will occur at the same time as the Company realizes the benefits of lower market rates of interest on its certificates. The longest period of time over which the Company is hedging exposure to the variability in future cash flows is approximately one year.

AECC offers American Express Stock Market Certificates ("SMC") that offer a return based upon the relative change in a major stock market index between the beginning and end of the SMC's term. The SMC product contains an embedded derivative, essentially the equity based return of the certificate, that must be separated from the host contract and accounted for as a derivative instrument per SFAS No. 133. As a result of fluctuations in equity markets, and the corresponding changes in value of the embedded derivative, the amount of expenses incurred by the Company related to SMC will positively or negatively impact reported earnings. As a means of hedging its obligations under the provisions for these certificates, the Company purchases and writes call options on the major market index. The Company views this strategy as a prudent management of equity market sensitivity, such that earnings are not exposed to undue risk presented by changes in equity market levels.

On the same series of certificates, AECC also purchases futures on the major market index to hedge its obligations. The futures are marked-to-market daily and exchange traded, exposing the Company to no counterparty risk.

The options and futures contracts do not receive special hedge accounting under SFAS No. 133. As such, any changes in the fair value of the contracts are taken through earnings. The fair values of the purchased and written call options are included in Other qualified assets and Accounts payable and accrued liabilities, respectively, on the balance sheet. The fair value of the embedded derivatives are included under Certificate reserves. The gains and losses on the options, futures and embedded derivative instruments are recognized in Investment expenses on the statement of operations.

By using derivative instruments, AECC is exposed to credit and market risk. Credit risk is the possibility that the counterparty will not fulfill the terms of the contract. The Company monitors credit risk related to derivative financial instruments through established approval procedures, including setting concentration limits by counterparty, reviewing credit ratings and requiring collateral where appropriate.

Market risk is the possibility that the value of the derivative financial instrument will change due to fluctuations in a factor from which the instrument derives its value, primarily an interest rate or a major market index. AECC manages the market risk associated with interest rate contracts by establishing and monitoring limits as to the types and degree of risk that may be undertaken. AECC primarily uses derivatives to manage risk and, therefore, the cash flow and income effects of the derivatives are generally inverse to the effects of the underlying hedged transactions.

10. FAIR VALUES OF FINANCIAL INSTRUMENTS
AECC discloses fair value information for most on- and off-balance sheet financial instruments for which it is practicable to estimate that value. The fair value of the financial instruments presented may not be indicative of their future fair values. The estimated fair value of certain financial instruments such as Cash and cash equivalents, Receivables for Dividends and interest, and Investment securities sold, Accounts Payable Due to Parent and other affiliates, Payable for investment securities purchased and Other accounts payable and accrued expenses approximate the carrying amounts disclosed in the Balance Sheets.

A summary of fair values of financial instruments as of Dec. 31, is as follows:

                                                                   2001                         2000
                                                          Carrying        Fair         Carrying        Fair
                                                            value         value          value         value
Financial assets:
  Assets for which carrying values
   approximate fair values                              $   132,303    $   132,303    $   107,309   $   107,309
  Investment securities (note 3)                          4,073,901      4,073,901      3,440,682     3,443,630
  First mortgage loans on real estate (note 4)              343,434        348,873        358,575       356,283
  Derivative financial instruments (note 9)                  48,393         48,393         53,015        33,108

Financial liabilities:
  Liabilities for which carrying values
   approximate fair values                                  179,080        179,080          4,516         4,516
  Certificate reserves (note 5)                           4,140,024      4,154,616      3,806,471     3,805,100
  Derivative financial instruments (note 9)                  32,558         32,558         27,822        15,996
                                                          ---------      ---------      ---------     ---------

Quick telephone reference*

(800) 862-7919    American Express

                  Easy Access Line

                  Account value, cash transaction information, current rate information (automated response for Touchtone(R) phones only)

(800) 862-7919    Client Service Organization

                  Withdrawals, transfers, inquiries

(800) 846-4852    TTY Service

                  For the hearing impaired

* You may experience delays when call volumes are high.

American Express Certificate Company
70100 AXP Financial Center
Minneapolis, MN 55474
Web site address:

americanexpress.com


Distributed by
American Express

Financial Advisors Inc.

Investment Company Act File #811-00002

                                                              S-6008 F (5/02)

PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

Item
Number

Item 13. Other Expenses of Issuance and Distribution.

                  The expenses in connection with the issuance and distribution of the securities being registered are to be borne by the registrant.

Item 14. Indemnification of Directors and Officers.

                  The By-Laws of IDS Certificate Company provide that it shall indemnify any person who was or is a party or is threatened to be made a party, by reason of the fact that he was or is a director, officer, employee or agent of the company, or is or was serving at the direction of the company, or any predecessor corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, to any threatened, pending or completed action, suit or proceeding, wherever brought, to the fullest extent permitted by the laws of the state of Delaware, as now existing or hereafter amended.

                  The By-Laws further provide that indemnification questions applicable to a corporation which has been merged into the company relating to causes of action arising prior to the date of such merger shall be governed exclusively by the applicable laws of the state of incorporation and by the by-laws of such merged corporation then in effect. See also Item 17.

Item 15. Recent Sales of Unregistered Securities.

(a)               Securities Sold

1999          American Express Special Deposits                  50,132,542.00
2000          American Express Special Deposits                  29,882,177.00
2001          American Express Special Deposits                  11,585,244.00

(b)               Underwriters and other purchasers

American  Express  Special  Deposits are marketed by American  Express Bank Ltd.
(AEB), an affiliate of American Express Certificate Company, to private banking clients of AEB in the United Kingdom and Hong Kong.

(c)               Consideration

All American Express Special Deposits were sold for cash. The aggregate offering price was the same as the amount sold in the table above. Aggregate marketing fees to AEB were $301,946.44 in 1996, $592,068.70 in 1997, $967,791.95 in 1998,
$877,981.60 in 1999, and $807,408.63 in 2000.

(d)               Exemption from registration claimed

American Express Special Deposits are marketed, pursuant to the exemption in Regulation S under the Securities Act of 1933, by AEB in the United Kingdom and Hong Kong to persons who are not U.S. persons, as defined in Regulation S.

Item 16. Exhibits and Financial Statement Schedules.

(a)      Exhibits

         1. (a) Distribution Agreement dated November 18, 1988, between Registrant and IDS Financial Services Inc., filed electronically as Exhibit 1(a) to the Registration Statement No. 33-26844, for the American Express International Investment Certificate (now called, the IDS Investors Certificate) is incorporated herein by reference.

         2.       Not Applicable.

         3. (a) Certificate of Incorporation, dated December 31, 1977, filed electronically as Exhibit 3(a) to Post-Effective Amendment No. 10 to Registration Statement No. 2-89507, is incorporated herein by reference.

            (b) Certificate of Amendment, dated April 2, 1984 filed electronically as Exhibit 3(b) to Post-Effective Amendment No. 10 to Registration Statement No. 2-89507, is incorporated herein by reference.

            (c) Certificate of Amendment, dated September 12, 1995, filed electronically as Exhibit 3(c) to Post-Effective Amendment No. 44 to Registration Statement No. 2-55252, is incorporated herein by reference.

            (d) Certificate of Amendment, dated April 30, 1999, filed electronically as Exhibit 3(a) to Registrant's March 31, 1999 Quarterly Report on Form 10-Q is incorporated herein by reference.

            (e) Certificate of Amendment, dated January 28, 2000, filed electronically as Exhibit 3(e) to Post-Effective Amendment No. 47 to Registration Statement No. 2-55252 is incorporated herein by reference.

            (f) Current By-Laws, filed electronically as Exhibit 3(e) to Post-Effective Amendment No. 19 to Registration Statement No. 33-26844, are incorporated herein by reference.

 4.               Not Applicable.

 5. An opinion and consent of counsel as to the legality of the securities being registered, filed electronically as Exhibit 16(a)5 to Post-Effective Amendment No. 24 to Registration Statement No. 2-95577 is incorporated by reference.

6. through 9. --  None.

10.         (a)   Investment Advisory and Services Agreement between Registrant and American Express Financial Corporation dated March 6,
                  2002, filed electronically as Exhibit 10(a) to Post-Effective
                  Amendment No. 51 to Registration Statement No. 2-55252, is incorporated herein by reference.

            (b) Depositary and Custodial Agreement dated September 30, 1985 between IDS Certificate Company and IDS Trust Company, filed electronically as Exhibit 10(b) to Registrant's Post-Effective Amendment No. 3 to Registration Statement No. 2-89507, is incorporated herein by reference.

            (c) Foreign Deposit Agreement dated November 21, 1990, between IDS Certificate Company and IDS Bank & Trust, filed electronically as Exhibit 10(h) to Post-Effective Amendment No. 5 to Registration Statement No. 33-26844, is incorporated herein by reference.

            (d) Selling Agent Agreement dated June 1, 1990, between American Express Bank International and IDS Financial Services Inc. for the American Express Investors and American Express Stock Market Certificates, filed electronically as Exhibit 1(c) to the Post-Effective Amendment No. 5 to Registration Statement No. 33-26844, is incorporated herein by reference.

            (e) Second amendment to Selling Agent Agreement between American Express Financial Advisors Inc. and American Express Bank International dated as of May 2, 1995, filed electronically as Exhibit (1) to Registrant's June 30, 1995, Quarterly Report on Form 10-Q, is incorporated herein by reference.

            (f) Marketing Agreement dated October 10, 1991, between Registrant and American Express Bank Ltd., filed electronically as Exhibit 1(d) to Post-Effective Amendment No. 31 to Registration Statement 2-55252, is incorporated herein by reference.

            (g) Amendment to the Selling Agent Agreement dated December 12, 1994, between IDS Financial Services Inc. and American Express Bank International, filed electronically as Exhibit 1(d) to Post-Effective Amendment No. 13 to Registration Statement No. 2-95577, is incorporated herein by reference.

            (h) Selling Agent Agreement dated December 12, 1994, between IDS Financial Services Inc. and Coutts & Co. (USA) International, filed electronically as Exhibit 1(e) to Post-Effective Amendment No. 13 to Registration Statement No. 2-95577, is incorporated herein by reference.

            (i)   Consulting  Agreement  dated December 12, 1994,  between IDS
                  Financial Services Inc. and American Express Bank International, filed electronically as Exhibit 16(f) to Post-Effective Amendment No. 13 to Registration Statement No. 2-95577 is incorporated herein by reference.

            (j) Letter amendment dated January 9, 1997 to the Marketing Agreement dated October 10, 1991, between Registrant and American Express Bank Ltd. filed electronically as Exhibit 10(j) to Post-Effective Amendment No. 40 to Registration Statement No. 2-55252, is incorporated herein by reference.

            (k) Letter amendment dated April 7, 1997 to the Selling Agent Agreement dated June 1, 1990 between American Express Financial Advisors Inc. and American Express Bank International, filed electronically as Exhibit 10 (j) to Post-Effective Amendment No. 14 to Registration Statement 33-26844, is incorporated herein by reference.

            (l) Letter Agreement dated July 28, 1999 amending the Selling Agent Agreement dated June 1, 1990, or a schedule thereto, as amended, between American Express Financial Advisors Inc. (formerly IDS Financial Services Inc.) and American Express Bank International, filed electronically to Registrant's June 30, 1999 Quarterly Report on Form 10-Q, is incorporated herein by reference.

            (m) Letter Agreement dated July 28, 1999, amending the Marketing Agreement dated October 10, 1991, or a schedule thereto, as amended, between IDS Certificate Company and American Express Bank Ltd., filed electronically to Registrant's June 30, 1999 Quarterly Report on Form 10-Q, is incorporated herein by reference.

            (n) Selling Agent Agreement, dated March 10, 1999 between American Express Financial Advisors Inc. and Securities
                  America, Inc., filed electronically as Exhibit 10 (l) to Post-Effective Amendment No. 18 to Registration Statement 33-26844, is incorporated herein by reference.

            (o) Letter Agreement, dated April 10, 2000, amending the Selling Agent Agreement, dated March 10, 1999, between American Express Financial Advisors Inc. and Securities America, Inc., filed electronically as Exhibit 10(o) to Post-Effective Amendment No. 20 to Registration Statement 33-26844, is incorporated herein by reference.

            (p) Form of Selling Dealer Agreement of American Express Financial Advisors Inc., filed electronically as Exhibit 10(o) to Pre-Effective Amendment No. 2 to Registration Statement No. 333-34982, is incorporated herein by reference.

          (q)(1)  Code of  Ethics  under  rule  17j-1  for  Registrant,  filed electronically as Exhibit 10(p)(1) to Pre-Effective Amendment No. 1 to Registration Statement No. 333-34982, is incorporated herein by reference.

          (q)(2) Code of Ethics under rule 17j-1 for Registrant's investment advisor and principal underwriters, filed electronically as
                  Exhibit 10p(2) to Pre-Effective Amendment No. 1 to Registration Statement No. 333-34982, is incorporated herein by reference.

         (r) Letter of Representations, dated August 22, 2000, between Registrant and The Depository Trust Company, filed electronically as Exhibit 10(r) to Post-Effective Amendment No. 49 to Registration Statement No. 2-55252, is incorporated herein by reference.

11. through 22. -- None.

23. Consent of Independent Auditors' Report is filed electronically herewith.

24.         (a)   Officers'  Power of Attorney  dated March 6, 2002, filed
                  electronically as Exhibit 24(a) to Post-Effective Amendment
                  No. 51 to Registration Statement No. 2-55252 is incorporated herein by reference.

            (b) Directors' Power of Attorney dated March 6, 2002, filed electronically as Exhibit 24(b) to Post-Effective Amendment No. 51 to Registration Statement No. 2-55252 is incorporated herein by reference.

25. through 27. -- None.

(b) The financial statement schedules for American Express Certificate Company (formerly IDS Certificate Company), filed electronically as
         Exhibit 16(b) in Post-Effective Amendment No. 51 to Registration Statement No. 2-55252, are incorporated by reference.

Item 17. Undertakings.

             Without limiting or restricting any liability on the part of the other, American Express Financial Advisors Inc. (formerly, IDS Financial Services Inc.), as underwriter, will assume any actionable civil liability which may arise under the Federal Securities Act of 1933, the Federal Securities Exchange Act of 1934 or the Federal Investment Company Act of 1940, in addition to any such liability arising at law or in equity, out of any untrue statement of a material fact made by its agents in the due course of their business in selling or offering for sale, or soliciting applications for, securities issued by the Company or any omission on the part of its agents to state a material fact necessary in order to make the statements so made, in the light of the circumstances in which they were made, not misleading (no such untrue statements or omissions, however, being admitted or contemplated), but such liability shall be subject to the conditions and limitations described in said Acts. American Express Financial Advisors Inc. will also assume any liability of the Company for any amount or amounts which the Company legally may be compelled to pay to any purchaser under said Acts because of any untrue statements of a material fact, or any omission to state a material fact, on the part of the agents of American Express Financial Advisors Inc. to the extent of any actual loss to, or expense of, the Company in connection therewith. The By-Laws of the Registrant contain a provision relating to
             Indemnification of Officers and Directors as permitted by applicable law.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Minneapolis, State of Minnesota, on April 26, 2002.

AMERICAN EXPRESS CERTIFICATE COMPANY



                                              By: /s/ Paula R. Meyer*
                                              -----------------------
                                                      Paula R. Meyer, President


Pursuant to the requirements of the Securities Act of 1933, this amendment has been signed below by the following persons in the capacities indicated on April 26, 2002.


Signature                          Capacity

/s/ Paula R. Meyer* **             President and Director
----------------------             (Principal Executive Officer)
    Paula R. Meyer

/s/ David L. Yowan   *             Vice President and Treasurer
----------------------             (Principal Financial Officer)
    David L. Yowan

/s/ Philip C. Wentzel*             Vice President and Controller
----------------------             (Principal Accounting Officer)
    Philip C. Wentzel

/s/ Rodney P. Burwell**            Director
-----------------------
    Rodney P. Burwell

                                   Director
----------------------
    Jean B. Keffeler

/s/ Thomas R. McBurney**           Director
------------------------
    Thomas R. McBurney

/s/ Kent M. Bergene**              Director
---------------------
    Kent M. Bergene

/s/ Walter S. Berman**             Director
----------------------
    Walter S. Berman

 * Signed pursuant to Officers' Power of Attorney dated March 6, 2002, filed electronically as Exhibit 24(a) to Post-Effective Amendment No. 51 to Registration Statement No. 2-55252 by:





/s/ Eileen J. Newhouse
----------------------
    Eileen J. Newhouse




** Signed pursuant to Directors'  Power of Attorney dated March 6, 2002, filed electronically as Exhibit 24(b) to Post-Effective Amendment No. 51 to Registration Statement No. 2-55252, by:





/s/ Eileen J. Newhouse
----------------------
    Eileen J. Newhouse